SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

June 30, 2017

and Independent Auditors’ Report Review

Report on review of interim financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended June 30, 2017, which comprises the balance sheet as of June 30, 2017, the statements of profit or loss and comprehensive income for the three and six-month period then ended, changes in equity and cash flows for the six-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Emphasis of a matter

We call your attention to note 19.3, which says about the ratification of the Leniency Agreement (the “Agreement”) with the Federal Prosecution Office, the Department of Justice (DoJ) and the Securities and Exchange Commission (SEC) of the United States of America, and with the General Prosecution Office of Switzerland, in the approximate amount of R$3.1 billion, and discloses information on progress of class action brought in the United States of America. Except for the value of the Agreement, as well as other non-monetary penalties enforced, the Company is not able, for the moment, to reliably foresee or measure the extent of financial and non-financial impacts on the Company and, accordingly, is not able to record possible additional losses that confirmation of accusations, possible lawsuits filed by other authorities and/or third-parties, and parallel investigations could cause to the Company, as well as resources required to remedy such occurrences, including possible effects deriving from the outcome of above-mentioned class action. Our opinion is not qualified in relation to this matter.

Other matters

Statements of value added

We also reviewed the individual and consolidated statements of value added for the six-month period ended June 30, 2017, prepared under the responsibility of the Company's management, whose presentation on the interim financial information is required under the standards issued by CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information and considered as additional information by IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Restatement of the corresponding values

According to mencioned in the note 2.5, as a result of the change in accounting policy in the presentation of interest paid in the Cash Flow and in the classification of the bonus provision, the interim financial information related to the statements of profit or loss for the three and six-month period and cash flows for the six-month period ended June 30, 2016, presented for comparison purposes, were adjusted and has been restated, as required in the CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors  and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion is not qualified in respect of this matter.

São Paulo, August 15, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Braskem S.A.

Balance sheet

at June 30, 2017

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Jun/2017	Dec/2016	Jun/2017	Dec/2016

Current assets
Cash and cash equivalents	4	5,711,450	6,701,864	2,715,732	3,561,431
Financial investments	5	2,677,819	1,190,483	2,231,608	741,086
Trade accounts receivable	6	2,460,514	1,634,137	1,419,285	952,689
Inventories	7	5,907,679	5,238,014	3,978,654	3,795,899
Taxes recoverable	9	1,184,187	826,015	604,666	543,275
Dividends and interest on capital	8	20,729	14,986	37,165	31,421
Prepaid expenses	0	204,444	101,747	132,234	83,252
Related parties	8(b)	-	-	16,260	172,344
Derivatives operations	15.2.1	-	8,387	-	8,387
Other receivables		311,058	180,915	247,029	128,231

		18,477,880	15,896,548	11,382,633	10,018,015

Non-current assets held for sale	3	-	359,704	-	263,912
	0
	0	18,477,880	16,256,252	11,382,633	10,281,927
Non-current assets	0
Trade accounts receivable	6	62,697	70,236	3,429,639	2,794,889
Advances to suppliers	7	53,998	61,533	53,998	61,533
Taxes recoverable	9	1,148,419	1,088,353	1,050,215	998,039
Deferred income tax and social contribution	17(b.ii)	1,026,328	1,653,115	-	42,459
Judicial deposits	0	243,349	233,320	236,788	226,894
Related parties	8(b)	-	-	14,977	14,472
Insurance claims	0	39,650	50,653	39,650	50,653
Derivatives operations	15.2.1	14,820	29,308	-	-
Other receivables	0	174,117	140,971	143,265	129,704
Investments	10(b)	96,880	92,313	6,318,007	4,132,529
Property, plant and equipment	11	30,448,082	29,336,710	15,598,223	15,963,127
Intangible assets	12	2,785,911	2,809,087	2,505,577	2,521,243
	0
	0	36,094,251	35,565,599	29,390,339	26,935,542
	0
Total assets	0	54,572,131	51,821,851	40,772,972	37,217,469

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at June 30, 2017 All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Jun/2017	Dec/2016	Jun/2017	Dec/2016

Current liabilities
Trade payables		5,257,693	6,545,136	2,048,807	2,056,661
Borrowings	13	4,216,322	2,594,463	3,369,568	2,117,409
Braskem Idesa borrowings	14	10,195,823	10,437,791	-	-
Derivatives operations	15.2.1	41,350	29,042	22,905	-
Payroll and related charges	0	476,967	562,455	375,579	431,688
Taxes payable	16	947,680	624,080	467,135	424,088
Dividends	0	2,560	3,083	2,560	3,083
Advances from customers	0	219,267	203,216	34,117	28,200
Leniency agreement	19.3	985,630	1,354,492	930,177	948,286
Sundry provisions	18	78,875	112,891	48,896	87,084
Accounts payable to related parties	8(b)	-	-	963,200	956,609
Other payables	0	212,317	476,262	62,543	295,233
	0
	0	22,634,484	22,942,911	8,325,487	7,348,341
	0
Non-current liabilities held for sale	3	-	95,396	-	-
	0
	0	22,634,484	23,038,307	8,325,487	7,348,341
Non-current liabilities	0
Trade payables	0	272,911	201,686	10,492,003	8,832,553
Borrowings	13	19,385,947	20,736,604	5,671,962	6,463,032
Derivatives operations	15.2.1	840,485	861,302	840,485	861,302
Taxes payable	16	40,424	24,097	39,672	23,830
Accounts payable to related parties	8(b)	-	-	5,787,061	8,234,053
Loan to non-controlling shareholders of Braskem Idesa	0	1,679,492	1,620,519	-	-
Deferred income tax and social contribution	17(b.ii)	1,025,736	510,523	540,090	-
Post-employment benefits		171,318	162,136	71,899	71,899
Provision for losses on subsidiaries		-	-	99,509	92,365
Advances from customers		75,186	162,955	-	-
Contingencies	19	1,015,882	985,237	955,926	926,819
Leniency agreement	19.3	1,328,714	1,498,738	1,278,087	1,400,224
Sundry provisions	18	207,100	206,245	170,035	169,499
Other payables		154,437	92,792	6,001	6,070

		26,197,632	27,062,834	25,952,730	27,081,646

Shareholders' equity	20
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		834,616	834,616	834,616	834,616
Other comprehensive income		(5,526,437)	(6,321,859)	(5,526,437)	(6,321,859)
Treasury shares		(49,819)	(49,819)	(927)	(927)
Retained earnings		2,911,851	-	2,911,851	-

Total attributable to the Company's shareholders		6,445,863	2,738,590	6,494,755	2,787,482

Non-controlling interest in Braskem Idesa		(705,848)	(1,017,880)	-	-

		5,740,015	1,720,710	6,494,755	2,787,482

Total liabilities and shareholders' equity		54,572,131	51,821,851	40,772,972	37,217,469

The Management notes are an integral part of the financial statements.

Braskem S.A.

Balance sheet

at June 30, 2017

All amounts in thousands of reais

		Consolidated
Continued operations	Note	2Q2017	YTD2017	2Q2016	YTD2016
	0			Restated	Restated
Net sales revenue	22	11,870,430	24,470,158	11,721,937	23,636,532
Cost of products sold	0	(8,979,357)	(17,890,990)	(8,460,914)	(17,074,199)
	0
	0	2,891,073	6,579,168	3,261,023	6,562,333
	0
Income (expenses)	0
Selling and distribution	0	(358,284)	(704,586)	(341,888)	(648,644)
General and administrative	0	(311,821)	(622,384)	(301,368)	(586,624)
Research and development	0	(38,483)	(72,145)	(40,034)	(82,628)
Results from equity investments	10(c)	10,642	22,851	11,690	13,377
Other income (expenses), net	23	118,316	16,807	(225,882)	(363,505)
	0
	0	2,311,443	5,219,711	2,363,541	4,894,309
	0
Financial results	24
Financial expenses	0	(820,578)	(1,656,087)	(901,777)	(1,692,159)
Financial income	0	151,550	316,530	210,261	375,755
Exchange rate variations, net	0	(8,431)	276,604	(1,202,296)	(2,062,692)
	0
	0	(677,459)	(1,062,953)	(1,893,812)	(3,379,096)
	0
Profit before income tax and social contribution	0	1,633,984	4,156,758	469,729	1,515,213

Current and deferred income tax and social contribution	17(a)	(491,563)	(1,108,963)	(202,407)	(463,225)
	0
Profit for the period of continued operations	0	1,142,421	3,047,795	267,322	1,051,988
	3
Discontinued operations results	0
Profit from discontinued operations	0	-	13,499	10,897	27,200
Current and deferred income tax and social contribution	0	-	(4,623)	(3,512)	(8,927)
	0	-	8,876	7,385	18,273
	0
Profit for the period	0	1,142,421	3,056,671	274,707	1,070,261
	0
Attributable to:	0
Company's shareholders	0	1,089,848	2,897,400	406,980	1,230,371
Non-controlling interest in Braskem Idesa	0	52,573	159,271	(132,273)	(160,110)
	0
Profit for the period	0	1,142,421	3,056,671	274,707	1,070,261

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at June 30, 2017 All amounts in thousands of reais	Continued

		Parent company
Continued operations	Note	2Q2017	YTD2017	2Q2016	YTD2016
	0			Restated	Restated
Net sales revenue	22	9,113,983	18,321,499	8,744,353	17,765,004
Cost of products sold	0	(7,134,868)	(14,318,463)	(6,614,955)	(13,763,940)
	0
	0	1,979,115	4,003,036	2,129,398	4,001,064
	0
Income (expenses)	0
Selling and distribution	0	(224,638)	(449,130)	(228,931)	(451,556)
General and administrative	0	(228,073)	(427,875)	(179,014)	(348,932)
Research and development	0	(26,670)	(49,961)	(27,653)	(50,718)
Results from equity investments	10(c)	404,481	1,573,361	274,856	1,066,730
Other income (expenses), net	0	137,122	43,988	(145,944)	(255,641)
	0
	0	2,041,337	4,693,419	1,822,712	3,960,947
	0
Financial results	24
Financial expenses	0	(548,302)	(1,107,714)	(671,932)	(1,409,239)
Financial income	0	136,930	288,022	174,638	318,701
Exchange rate variations, net	0	(198,128)	(411,403)	(764,560)	(1,586,195)
	0
	0	(609,500)	(1,231,095)	(1,261,854)	(2,676,733)
	0
Profit before income tax and social contribution	0	1,431,837	3,462,324	560,858	1,284,214

Current and deferred income tax and social contribution	17(a)	(341,989)	(573,800)	(161,263)	(74,334)
	0
Profit for the period of continued operations	0	1,089,848	2,888,524	399,595	1,209,880

Discontinued operations results	3	-	8,876	7,385	20,491
	0
Profit for the period	0	1,089,848	2,897,400	406,980	1,230,371

                The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at June 30, 2017 All amounts in thousands of reais, except earnings or loss per share	Continued

		Consolidated
	Note	2Q2017	YTD2017	2Q2016	YTD2016
				Restated	Restated
Profit for the period		1,142,421	3,056,671	274,707	1,070,261

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(36,411)	51,167	151,913	179,831
Income tax and social contribution		12,821	(15,650)	(54,348)	(68,307)
Fair value of cash flow hedge from jointly-controlled		3,168	3,762	(2,761)	(12,765)
		(20,422)	39,279	94,804	98,759

Exchange variation of foreign sales hedge	15.3(a.i)	(711,317)	(230,507)	2,213,130	4,433,659
Sales Hedge - transfer to profit or loss	15.3(a.i)	249,722	498,962	345,443	767,243
Income tax and social contribution on exchange variation		156,942	(91,275)	(869,915)	(1,768,307)
Exchange variation of foreign sales hedge - Braskem Idesa	15.3(a.ii)	496,071	1,403,603	(914,249)	(1,093,972)
Sales Hedge - transfer to profit or loss - Braskem Idesa	15.3(a.ii)	42,992	73,910	14,297	14,297
Income tax on exchange variation - Braskem Idesa		(161,719)	(443,254)	274,275	328,192
		72,691	1,211,439	1,062,981	2,681,112

Foreign subsidiaries currency translation adjustment		10,846	(288,565)	40,643	(23,989)

Total		63,115	962,153	1,198,428	2,755,882

Total comprehensive income for the period		1,205,536	4,018,824	1,473,135	3,826,143

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at June 30, 2017 All amounts in thousands of reais, except earnings or loss per share	Continued

		Parent company
	Note	2Q2017	YTD2017	2Q2016	YTD2016
	0			Restated	Restated
Profit for the period	0	1,089,848	2,897,400	406,980	1,230,371
	0
Other comprehensive income or loss:	0
Items that will be reclassified subsequently to profit or loss	0
Fair value of cash flow hedge	0	(47,451)	7,494	219,366	358,953
Income tax and social contribution	0	16,133	(2,548)	(74,584)	(122,044)
Fair value of cash flow hedge - Braskem Idesa	0	8,280	32,754	(50,590)	(134,342)
Income tax and social contribution	0	(2,484)	(9,826)	15,177	40,303
Fair value of cash flow hedge from jointly-controlled	0	3,168	3,762	(2,761)	(12,765)
	0	(22,354)	31,636	106,608	130,105
	0
Exchange variation of foreign sales hedge	15.3(a.i)	(711,317)	(230,507)	2,213,130	4,433,659
Sales Hedge - transfer to profit or loss	15.3(a.i)	249,722	498,962	345,443	767,243
Income tax and social contribution on exchange variation	0	156,942	(91,275)	(869,915)	(1,768,307)
Exchange variation of foreign sales hedge - Braskem Idesa	15.3(a.ii)	372,053	1,052,702	(685,687)	(820,479)
Sales Hedge - transfer to profit or loss - Braskem Idesa	15.3(a.ii)	32,244	55,432	10,723	10,723
Income tax on exchange variation - Braskem Idesa	0	(121,289)	(332,440)	205,706	246,144
	0	(21,645)	952,874	1,219,400	2,868,983
	0
Foreign subsidiaries currency translation adjustment	0	76,126	(175,118)	(79,984)	(215,975)
	0
Total	0	32,127	809,392	1,246,024	2,783,113
	0
Total comprehensive income for the period	0	1,121,975	3,706,792	1,653,004	4,013,484

			Parent company
		YTD2017	YTD2016
	Note	Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company	0		Restated
of continued operations at the end of the period (R$)	21
(expressed in reais)	0
Earnings per share - common	0	3.6309	1.5206
Earnings per share - preferred shares class "A"	0	3.6309	1.5206
Earnings per share - preferred shares class "B"	0	0.6069	0.6065

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at June 30, 2017 All amounts in thousands of reais, except earnings or loss per share	Continued

													Consolidated
		Attributed to shareholders' interest
					Revenue reserves						Total
							Additional	Other		Retained	Braskem	Non-controlling	Total
				Capital	Legal	Retention	dividends	comprehensive	Treasury	earnings	shareholders'	interest in	shareholders'
	Note	Capital		reserve	reserve	of profits	proposed	income	shares	(losses)	interest	Braskem Idesa	equity
	0
At December 31, 2015 - restated	2.4	8,043,222	#	232,430	229,992	2,404,663	247,364	(9,060,710)	(49,819)	(416,768)	1,630,374	(684,885)	945,489
	0
Comprehensive income for the period:	0
Profit for the period - restated	0	-		-	-	-	-	-	-	1,230,371	1,230,371	(160,110)	1,070,261
Exchange variation of foreign sales hedge, net of taxes	0	-		-	-	-	-	2,868,983	-	-	2,868,983	(187,871)	2,681,112
Fair value of cash flow hedge, net of taxes	0	-		-	-	-	-	130,105	-	-	130,105	(31,346)	98,759
Foreign subsidiaries currency translation adjustment	0	-		-	-	-	-	(215,975)	-	-	(215,975)	191,986	(23,989)
	0	-		-	-	-	-	2,783,113	-	1,230,371	4,013,484	(187,341)	3,826,143
	0
Equity valuation adjustments:	0
Realization of additional property, plant and equipment price-level restatement, net of taxes	0	-		-	-	-	-	(13,619)	-	13,619	-	-	-
Realization of deemed cost of jointly-controlled investment, net of taxes	0	-		-	-	-	-	(482)	-	482	-	-	-
	0	-		-	-	-	-	(14,101)	-	14,101	-	-	-

Contributions to shareholders:		-
Additional dividends approved by the General Meeting		-		-	-	-	(247,364)	-	-	-	(247,364)	-	(247,364)
		-		-	-	-	(247,364)	-	-	-	(247,364)	-	(247,364)
	0	-
At June 30, 2016 - restated	2.4	8,043,222		232,430	229,992	2,404,663	-	(6,291,698)	(49,819)	827,704	5,396,494	(872,226)	4,524,268
	0
At December 31, 2016	0	8,043,222		232,430	229,992	604,624	-	(6,321,859)	(49,819)	-	2,738,590	(1,017,880)	1,720,710
	0
Comprehensive income for the period:
Profit for the period	0	-		-	-	-	-	-	-	2,897,399	2,897,399	159,271	3,056,670
Exchange variation of foreign sales hedge, net of taxes	0	-		-	-	-	-	952,874	-	-	952,874	258,565	1,211,439
Fair value of cash flow hedge, net of taxes	0	-		-	-	-	-	31,636	-	-	31,636	7,643	39,279
Foreign currency translation adjustment	0	-		-	-	-	-	(175,118)	-	-	(175,118)	(113,447)	(288,565)
	0	-		-	-	-	-	809,392	-	2,897,399	3,706,791	312,032	4,018,823
	0
Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes	0	-		-	-	-	-	(13,488)	-	13,488	-	-	-
Realization of deemed cost of jointly-controlled investment, net of taxes	0	-		-	-	-	-	(482)	-	482	-	-	-
	0	-		-	-	-	-	(13,970)	-	13,970	-	-	-
Contributions to shareholders:	0
Prescribed dividends		-		-	-	-	-	-	-	482	482	-	482
		-		-	-	-	-	-	-	482	482	-	482

At June 30, 2017	0	8,043,222		232,430	229,992	604,624	-	(5,526,437)	(49,819)	2,911,851	6,445,863	(705,848)	5,740,015

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

											Parent Company
				Revenue reserves
						Additional	Other			Retained	Total
			Capital	Legal	Retention	dividends	comprehensive		Treasury	earnings	shareholders'
	Note	Capital	reserve	reserve	of profits	proposed	income		shares	(losses)	equity

At December 31, 2015 - restated	2.4	8,043,222	232,430	229,992	2,404,663	247,364	(9,060,710)		(927)	(416,768)	1,679,266
	0
Comprehensive income for the period:	0
Profit for the period - restated	0	-	-	-	-	-	-	#	-	1,230,371	1,230,371
Exchange variation of foreign sales hedge, net of taxes	0	-	-	-	-	-	2,868,983		-	-	2,868,983
Fair value of cash flow hedge, net of taxes	0	-	-	-	-	-	130,105	#	-	-	130,105
Foreign subsidiaries currency translation adjustment	0	-	-	-	-	-	(215,975)	#	-	-	(215,975)
	0	-	-	-	-	-	2,783,113		-	1,230,371	4,013,484
	0							#
Equity valuation adjustments:	0							#
Realization of additional property, plant and equipment price-level restatement, net of taxes	0	-	-	-	-	-	(13,619)	#	-	13,619	-
Realization of deemed cost of jointly-controlled investment, net of taxes	0	-	-	-	-	-	(482)	#	-	482	-
		-	-	-	-	-	(14,101)		-	14,101	-
	0
Contributions to shareholders:
Additional dividends approved by the General Meeting		-	-	-	-	(247,364)	-		-	-	(247,364)
		-	-	-	-	(247,364)	-		-	-	(247,364)

At June 30, 2016 - restated	2.4	8,043,222	232,430	229,992	2,404,663	-	(6,291,698)		(927)	827,704	5,445,386
	0
At December 31, 2016	0	8,043,222	232,430	229,992	604,624	-	(6,321,859)		(927)	-	2,787,482
	0
Comprehensive income for the period:	0
Profit for the period	0	-	-	-	-	-	-		-	2,897,399	2,897,399
Exchange variation of foreign sales hedge, net of taxes	0	-	-	-	-	-	952,874		-	-	952,874
Fair value of cash flow hedge, net of taxes	0	-	-	-	-	-	31,636		-	-	31,636
Foreign currency translation adjustment	0	-	-	-	-	-	(175,118)		-	-	(175,118)
	0	-	-	-	-	-	809,392		-	2,897,399	3,706,791
	0
Equity valuation adjustments:	0
Realization of deemed cost of jointly-controlled investment, net of taxes	0	-	-	-	-	-	(13,488)		-	13,488	-
Realization of additional property, plant and equipment price-level restatement, net of taxes	0	-	-	-	-	-	(482)		-	482	-
		-	-	-	-	-	(13,970)	#	-	13,970	-
Contributions to shareholders:	0
Prescribed dividends		-	-	-	-	-	-		-	482	482
		-	-	-	-	-	-		-	482	482

At June 30, 2017	0	8,043,222	232,430	229,992	604,624	-	(5,526,437)		(927)	2,911,851	6,494,755

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Jun/2017	Jun/2016	Jun/2017	Jun/2016
	2.4		Restated		Restated
Profit before income tax and social contribution and for the result with discontinued operations	0	4,156,758	1,542,413	3,462,324	1,304,705
	0	-	-	-	-
Adjustments for reconciliation of profit	0	-	-	-	-
Depreciation, amortization and depletion	0	1,424,202	1,243,975	921,386	1,030,708
Results from equity investments	10(c)	(22,851)	(13,377)	(1,573,361)	(1,087,221)
Interest and monetary and exchange variations, net	0	1,292,218	931,709	1,282,308	1,029,508
Gain from divestment in subsidiary	3	(276,816)	-	(276,366)	-
Provision for losses and write-offs of long-lived assets	0	25,730	12,959	19,535	12,930
	0
	0	6,599,241	3,717,679	3,835,826	2,290,630
	0
Changes in operating working capital	0
Held-for-trading financial investments	0	(1,430,383)	(466,498)	(1,447,486)	(960)
Trade accounts receivable	0	(820,306)	732,656	(1,102,601)	502,406
Inventories	0	(663,855)	373,946	(174,709)	440,615
Taxes recoverable	0	184,040	686,777	185,809	459,258
Prepaid expenses	0	(102,697)	7,922	(48,982)	24,486
Other receivables	0	(46,675)	(25,407)	140,474	(253,384)
Trade payables	0	(1,346,034)	(2,364,352)	1,521,780	(1,304,351)
Taxes payable	0	(177,213)	(9,815)	(26,184)	38,507
Advances from customers	0	(71,718)	(47,148)	5,917	(19,447)
Leniency agreement	0	(607,358)	-	(206,460)	-
Sundry provisions	0	(2,516)	5,043	(8,545)	26,102
Other payables	0	(227,315)	(179,173)	(296,579)	(208,102)
	0
Cash from operations	0	1,287,211	2,431,630	2,378,260	1,995,760
	0
Interest paid	0	(1,024,942)	(938,968)	(366,823)	(273,968)
Income tax and social contribution paid	0	(602,278)	(668,126)	(299,376)	(40,176)
	0
Net cash generated by operating activities	0	(340,009)	824,536	1,712,061	1,681,616
	0
Proceeds from the sale of fixed assets	0	1,468	114	1,255	19
Funds received on the sale of investments	3	450,000	-	449,550	-
Acquisitions of property, plant and equipment and intangible assets	(i)	(755,063)	(1,233,146)	(501,396)	(435,452)
Premuim in the dollar put option	0	(9,771)	-	(9,771)	-
Held-for-maturity financial investments	0	-	38,353	-	38,353
	0
Net cash used in investing activities	0	(313,366)	(1,194,679)	(60,362)	(397,080)
	0
Short-term and Long-term debit	0	-	-	-	-
Obtained	0	1,486,963	1,937,284	1,486,963	1,957,182
Payments	0	(1,513,356)	(1,865,492)	(1,101,584)	(1,781,594)
Braskem Idesa borrowings	0	-	-	-	-
Obtained funds	0	187,959	153,126	-	-
Payment of borrowings	0	(448,525)	(227,201)	-	-
Related parties	0	-	-	-	-
Obtained	0	-	-	87,067	-
Payments	0	-	-	(2,969,803)	(2,071,978)
Dividends paid	0	(41)	(998,982)	(41)	(998,982)
	0
Net cash provided by financing activities	0	(287,000)	(1,001,265)	(2,497,398)	(2,895,372)
	0
Exchange variation on cash of foreign subsidiaries	0	(50,039)	568,780	-	-
	0
Increase (decrease) in cash and cash equivalents	0	(990,414)	(802,628)	(845,699)	(1,610,836)
	0
Represented by	0
Cash and cash equivalents at the beginning of the period	0	6,701,864	7,043,262	3,561,431	4,415,764
Cash and cash equivalents at the end of the period	0	5,711,450	6,240,634	2,715,732	2,804,928
	0
Increase (decrease) in cash and cash equivalents	0	(990,414)	(802,628)	(845,699)	(1,610,836)

(i)    In the period ended June 30, 2016, the capitalized interest paid that was included in this item (R$252,722 Consolidated, R$33,640 Parent Company) was reclassified to “Interest paid” (Note2.5(a)).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at June 30, 2017

All amounts in thousands of reais

	Consolidated		Parent company
	Jun/2017	Jun/2016	Jun/2017	Jun/2016
		Restated		Restated
Revenue	28,908,199	27,439,467	22,829,462	21,219,508
Sale of goods, products and services	28,643,780	27,589,221	22,605,553	21,351,776
Other income (expenses), net	261,729	(108,499)	221,528	(93,520)
Allowance for doubtful accounts	2,690	(41,255)	2,381	(38,748)
Inputs acquired from third parties	(20,198,975)	(19,748,486)	(16,912,801)	(16,025,575)
Cost of products, goods and services sold	(19,217,807)	(18,884,716)	(16,173,930)	(15,433,387)
Material, energy, outsourced services and others	(964,070)	(859,438)	(721,948)	(588,183)
Impairment of assets	(17,098)	(4,332)	(16,923)	(4,005)
Gross value added	8,709,224	7,690,981	5,916,661	5,193,933

Depreciation, amortization and depletion	(1,424,202)	(1,243,975)	(921,386)	(1,030,708)

Net value added produced by the entity	7,285,022	6,447,006	4,995,275	4,163,225

Value added received in transfer	348,282	389,220	1,870,284	1,405,922
Results from equity investments	31,727	13,377	1,582,237	1,087,221
Financial income	316,530	375,755	288,022	318,701
Other	25	88	25	-

Total value added to distribute	7,633,304	6,836,226	6,865,559	5,569,147

Personnel	679,581	633,499	481,802	367,622
Direct compensation	550,942	501,476	381,901	276,132
Benefits	98,014	100,976	68,577	61,693
FGTS (Government Severance Pay Fund)	30,625	31,047	31,324	29,797

Taxes, fees and contribuitions	2,398,190	1,271,435	1,869,218	883,234
Federal	1,424,171	373,811	933,795	148,956
State	960,432	880,893	926,121	724,118
Municipal	13,587	16,731	9,302	10,160

Remuneration on third parties' capital	1,498,862	3,861,031	1,617,139	3,087,920
Financial expenses (including exchange variation)	1,370,715	3,736,491	1,512,694	2,987,674
Rentals	128,147	124,540	104,445	100,246

Remuneration on own capital	3,056,671	1,070,261	2,897,400	1,230,371
Profit for the period	2,888,524	1,212,098	2,888,524	1,209,880
Non-controlling interest in Braskem Idesa	159,271	(160,110)	-	-
Discontinued operations results	8,876	18,273	8,876	20,491

Value added distributed	7,633,304	6,836,226	6,865,559	5,569,147

The Management notes are an integral part of the financial statements.

Braskem S.A. Notes to the financial statements at June 30, 2017 All amounts in thousands of reais, unless otherwise stated

1.	Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)	Significant operating events impacting these financial statements

(i)

In January 2017, Braskem’s new line to produce ultra-high molecular weight polyethylene (UHMWPE), known commercially as UTEC®, started operations. Located in La Porte, Texas, United States, the plant will complement the production capacity of the existing line in Brazil at the petrochemical complex in Camaçari.

(ii)

On January 27, 2017, the Board of Directors of the Company authorized the execution of a purchase agreement with Odebrecht Utilities S.A., through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A., which represent 63.7% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction. The consummation of the acquisition is subject to a vote by the Shareholders' Meeting of Braskem, in accordance with Article 256 of Federal Law 6,404/76, and to the conditions precedent typical to transactions of this nature. As of the date on which the issue of these financial statements was authorized, the Meeting had not yet to be called.

The Shareholders' Meeting to deliberate the approval of this transaction was convened for August 25, 2017.

(iii)

On June 21, 2017, the Board of Directors approved the construction of a new polypropylene production facility in the city of La Porte, Texas, in the United States. The approximate amount is up to US$675 million to the production of 450 thousand tons per year. Completion of this project is planned for 2020.

(b)	Net working capital

On June 30, 2017, consolidated net working capital was negative R$4,156,604. This situation, however, does not reflect the Company’s actual liquidity position. Note that, without the reclassification mentioned in the paragraph below, consolidated net working capital is positive at R$5,030,520 .

In compliance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements), Braskem and its subsidiary Braskem Idesa, reclassified to current liabilities financial obligations originally maturing in the long term. These obligations include restrictive contractual clauses (covenants) that at the base date of this quarterly information, were in default (Notes 13 (a) and 14). The disclosure of the audited financial statements for 2016 determines the cure of the obligations mentioned in Note 13(a), which results in the return to noncurrent liabilities of the amount of R$40,481.

Note that Braskem and Braskem Idesa has been settling these obligations in accordance with their original maturity schedule.

2.	Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2016 financial statements.

Braskem S.A. Notes to the financial statements at June 30, 2017 All amounts in thousands of reais, unless otherwise stated
2.1.	Basis of preparation

This “Quarterly Information” includes the six-month period ended June 30, 2017 and should be read together with the financial statements of Braskem as of December 31, 2016, which were prepared and presented (i) in the Consolidated, in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (“CPCs”), and in accordance with the International Financial Reporting Standards (IFRS) issued by the IASB (International Accounting Standards Board) and (ii) in the Parent company, in accordance with accounting practices adopted in Brazil, in compliance with the Law 6,404/76 and subsequent adjustments and the standards issued by the CPC..

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2016 financial statements.

Issue of these Quarterly Information was authorized by the Executive Board on August 14, 2017.

2.1.1	Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

All relevant information pertaining exclusively to these interim financial statements is presented herein and corresponds to the information used by the Management of the Company.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

2.1.2        Consolidated quarterly information

The consolidated Quarterly Information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total and voting interest - %
		Headquarters	Jun/2017	Dec/2016
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(i)	Austria	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
			-	-
Specific Purpose Entity ("SPE")			-	-
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00

(i) In process of extinction.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

2.2.                 Foreign and functional currency

The information on functional and foreign currency was presented in the 2016 annual financial statements of the Company, in Note 2.2.

Exchange variation effects

The main effects from exchange variation in this Quarterly Information are shown below:

	Final rate			Average rate for period ended
	Jun/2017	Dec/2016	Variation	Jun/2017	Jun/2017	Variation
U.S. dollar - Brazilizan real	3.3082	3.2591	1.51%	3.1807	3.7017	-14.08%
U.S. dollar - Mexican peso	18.0820	20.6352	-12.37%	19.4478	18.0712	7.62%
U.S. dollar - Euro	0.8763	0.9479	-7.54%	0.9239	0.8957	3.14%

2.3.                 Reconciliation of equity and profit (loss) for the period between Parent Company and consolidated

	Shareholders' equity		Profit for the period
	Jun/2017	Dec/2016	Jun/2017	Dec/2016

Parent company	6,494,755	2,787,482	2,897,400	1,230,371
Braskem shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)	-	-
Non-controlling interest of Braskem Idesa	(705,848)	(1,017,880)	159,271	(160,110)
Consolidated	5,740,015	1,720,710	3,056,671	1,070,261

2.4.                 Restatement

The statements of operations and of cash flows for the period ended June 30, 2016 and the starting balance of equity in December 2015 were restated due to the adjustment of taxes recognized from prior periods and other prior-year adjustments. The information related to this restatement was reported in the 2016 annual financial statements of the Company, in Note 2.4. The effect on the first quarter result corresponding to the update by the SELIC, recorded under "Financial expenses", was R$5,805.

Additionally, the statement of cash flows for the period ended June 30, 2016 was restated due to the reclassification of Brazilian government bonds from “cash and cash equivalents” to “financial investments” (Note 5).

2.5.        Change in accounting policy

(a)                    The Management of Braskem decided to change, in the statement of cash flows, the presentation of interest paid, which previously was presented under the group referred to as “cash used in investment activities.” These expenses are now recorded under the item “interest paid.” This change enables: (i) the direct identification of the total amount paid as interest; and (ii) greater accuracy in determining the net cash from operations. The amounts reclassified in the period ended June 30, 2016 were R$252,722 and R$33,640 in the consolidated and Parent Company cash flows, respectively.

(b)                    In 2017, the Company changed the classification of provision for profit sharing to standardize such classification among all companies, whether or not productive, and because it deemed the current classification more appropriate, since this provision does not present recurring elements or, even when recurring, the amounts differ from year to year.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

In the period ended June 30, 2016, the consolidated amounts related to this item were reclassified from “costs of goods sold” (R$83,363), “selling and distribution expenses” (R$3,994) and “general and administrative expenses” (R$96,515) to the item “other net income (expenses)” (Note 23).

3.                       Available-for-sale assets and discontinued operations

On January 9, 2017, the Board of Directors approved the sale of the subsidiaries Quantiq Distribuidora Ltda and IQAG Armazens Gerais Ltda to the company GTM do Brasil Comércio de Produtos Químicos Ltda. The sale agreement, in the amount of R$550 million, was signed on the following day, and in January the operation was approved by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica). The transfer of control to the buyer company was concluded on April 3, 2017. On the same date, Braskem received R$450 million. The remaining R$100 million will be received within 12 months, subject to adjustments typical to operations of this nature. The capital gain from the operation was R$276,816 (Total income of R$550,000 (-) net assets of R$273,184) registered in this quarter.

Assets and liabilities classified as held for sale and profit or loss from discontinued operations until the date of transfer of control are shown below:

Assets and liabilities classified as held for sale	Mar/2017	Dec/2016
Assets
Cash and cash equivalents	40,216	76,146
Trade accounts receivable	119,076	65,626
Inventories	82,815	84,296
Taxes recoverable	46,858	45,859
Property, plant and equipment	61,591	61,037
Intangible assets	6,729	6,665
Other assets	17,932	20,075
Total assets	375,217	359,704

Liabilities
Trade payables	75,852	62,692
Payroll and related charges	7,099	11,170
Dividends	6,371	6,371
Taxes payable	9,668	7,064
Other payables	3,043	8,099
Total liabilities	102,033	95,396

Net assets (Assets (-) Liabilities)	273,184	264,308

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

Result with discontinued operations	Mar/2017	Dec/2016
Net sales revenue	212,238	211,915
Cost of products sold and services provided	(176,957)	(169,739)
Gross profit	35,281	42,176

Income (expenses)
Selling and distribution	(10,164)	(11,617)
General and administrative	(12,067)	(20,021)
Other income (expenses), net	(1,298)	1,691
Operating profit	11,752	12,229

Financial results	1,747	4,074

Profit before income tax and social contribution	13,499	16,303

Current and deferred income tax and social contribution	(4,623)	(5,415)

Result with discontinued operations	8,876	10,888

4.                       Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2016 annual financial statements of the Company, in Note 6.

		Consolidated
		Jun/2017	Dec/2016

Cash and banks	(i)	2,567,561	2,178,611
Cash equivalents:	-	-	-
Domestic market	-	1,743,939	2,914,685
Foreign market	(i)	1,399,950	1,608,568
Total		5,711,450	6,701,864

(i)         On June 30, 2017, it includes cash and banks of R$243,796 (R$172,390 on December 31, 2016) and cash equivalents of R$49,996 (R$29,169 on December 31, 2016) of the subsidiary Braskem Idesa, available for its exclusive use.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

5.                       Financial investments

The information on financial investments was presented in the 2016 annual financial statements of the Company, in Note 7.

		Consolidated
		Jun/2017	Dec/2016
Loans and receivables
Time deposit investments	(i)	440,568	434,015
Held-for-trading	0	-	-
Letras financeiras do tesouro - LFT	(ii)	2,236,755	755,712
Other	0	496	756
Total	0	2,677,819	1,190,483
	0
Current assets	0	2,677,819	1,190,483
Total	0	2,677,819	1,190,483

(i)    This investment was given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the Project finance of the subsidiary Braskem Idesa.

(ii)   Government bonds held-for-trading refers to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and Financial Bills ("LF's") are issued by financial institutions. These financial investments have maturity above three months, immediate liquidity and expected realization in the short term.

6.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2016 annual financial statements of the Company, in Note 8.

	Consolidated		Parent Company
	Jun/2017	Dec/2016	Jun/2017	Dec/2016
Customers
Domestic market	1,029,501	869,306	1,159,607	969,072
Foreign market	1,871,579	1,215,626	4,045,814	3,137,384
Allowance for doubtful accounts	(377,869)	(380,559)	(356,497)	(358,878)
Total	2,523,211	1,704,373	4,848,924	3,747,578

Current assets	2,460,514	1,634,137	1,419,285	952,689
Non-current assets	62,697	70,236	3,429,639	2,794,889
Total	2,523,211	1,704,373	4,848,924	3,747,578

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

7.                       Inventories

The information on inventories was presented in the 2016 annual financial statements of the Company, in Note 9.

		Consolidated		Parent company
		Jun/2017	Dec/2016	Jun/2017	Dec/2016

Finished goods	-	3,789,850	3,444,898	2,384,193	2,314,755
Raw materials, production inputs and packaging	-	1,376,142	1,407,399	1,203,870	1,266,323
Maintenance materials	-	359,627	312,167	167,705	162,568
Advances to suppliers		409,468	103,267	257,372	82,618
Imports in transit and other	-	26,590	31,816	19,512	31,168
Total		5,961,677	5,299,547	4,032,652	3,857,432

Current assets	-	5,907,679	5,238,014	3,978,654	3,795,899
Non-current assets	-	53,998	61,533	53,998	61,533
Total		5,961,677	5,299,547	4,032,652	3,857,432

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

8.                  Related parties

The information concerning related parties was presented in the 2016 annual financial statements of the Company, in Note 10.

(a)               Consolidated

												Consolidated
					Balances at June 30, 2017						Balances at December 31, 2016
	Associated companies, Jointly-controlled investment and Related companies						Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and				Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries		Other	Total	subsidiaries		subsidiaries		Other	Total
Assets
Current
Trade accounts receivable	7,381		20,494		31,116	58,991	5,634		33,843		28,390	67,867
Inventories	155,507	8(c.iv)	37,625		-	193,132	-		5,434		-	5,434
Dividends and interest on capital	-		-		20,729	20,729	-		-		14,986	14,986
Other	42		-		-	42	50		-		-	50
Total assets	162,930		58,119		51,845	272,894	5,684		39,277		43,376	88,337

Liabilities
Current	-		-		-		-		-		-
Trade payables	42,704		478,921		333	521,958	77,461		904,090		1,226	982,777
Total liabilities	42,704		478,921		333	521,958	77,461		904,090		1,226	982,777

			Six-month period ended June 30, 2017								Six-month period ended June 30, 2016
	Associated companies, Jointly-controlled investment and Related companies						Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and				Odebrecht and		Petrobras and
	subsidiaries		subsidiaries		Other	Total	subsidiaries		subsidiaries		Other	Total
Transactions
Sales of products	25,008		833,004		323,616	1,181,628	30,707		1,009,837		275,852	1,316,396
Purchases of raw materials, finished goods						-						-
services and utilities	403,618	(i)	6,691,063		2,657	7,097,338	859,246	(i)	5,826,466		39,933	6,725,645
Financial income (expenses)	4,929		(36,110)		-	(31,181)	160		(104,399)		-	(104,239)
General and administrative expenses						-						-
Post-employment benefits plan						-						-
Odebrecht Previdência Privada ("Odeprev")		-		-	11,026	11,026		-		-	10,054

(i)                  Includes expenses with the Braskem Idesa project, of which R$62,584 related to the period ended June 30, 2017, and R$539,096 related to the period ended June 30, 2016.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(b)              Parent Company

											Balances at June 30, 2017
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents	-	-	-	-	-	-	-	-		-	3,834,221	3,834,221
Trade accounts receivable	-	516	-	141,835	44,242	98,140	81,130	7,381		18,986	-	392,230
Inventories	-	-	-	-	-	-	-	155,507	8(c.iv)	37,625	-	193,132
Dividends and interest on capital	-	-	-	16,436	-	-	20,729	-		-	-	37,165
Related parties	-	21	-	158	1,372	6	14,661	42		-	-	16,260
	-	-	-	-	-	-	-	-		-	-	-
Non-current	-	-	-	-	-	-	-	-		-	-	-
Trade accounts receivable	2,561,084	810,492	-	-	-	-	-	-		-	-	3,371,576
Related parties	-	-	-	-	-	-	-	-		-	-	-
Loan agreements	14,881	-	-	-	-	-	96	-		-	-	14,977
Total assets	2,575,965	811,029	-	158,429	45,614	98,146	116,616	162,930		56,611	3,834,221	7,859,561

Liabilities
Current
Trade payables	24	1	-	841,416	15	-	365	20,535		448,181	-	1,310,537
Accounts payable to related parties	-	-	-	-	-	-	-	-		-	-	-
Advance to export	-	-	61,368	-	680,079	-	-	-		-	-	741,447
Other payables	-	-	-	221,700	53	-	-	-		-	-	221,753
												-
Non-current												-
Trade Payables	1,215,551	9,023,157	-	-	-	-	-	-		-	-	10,238,708
Accounts payable to related parties	-	-	-	-	-	-	-	-		-	-	-
Advance to export	-	-	5,499,777	-	274,580	-	-	-		-	-	5,774,357
Payable notes	12,704	-	-	-	-	-	-	-		-	-	12,704
Total liabilities	1,228,279	9,023,158	5,561,145	1,063,116	954,727	-	365	20,535		448,181	-	18,299,506

											Six-month period ended June 30, 2017
	Associated companies, Jointly-controlled investment and associated companies										Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	-	2,012,852	-	1,313,882	62,287	145,145	367,343	25,008		817,097	-	4,743,614
Purchases of raw materials, finished products	-	-	-	-	-	-	-	-		-	-	-
services and utilities	-	3,456,409	-	1,593,216	-	-	2,808	333,451		6,076,985	-	11,462,869
Financial income (expenses)	34,155	(144,980)	(407,808)	25	(34,215)	1,032	207	2,012		(36,109)	-	(585,681)
General and administrative expenses - Odeprev	-	-	-	-	-	-	-	-		-	10,533	10,533

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

											Balances at December 31, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies		EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and	FIM Sol e
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries	subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents	-	-	-	-	-	-	-	-	-	2,668,701	2,668,701
Trade accounts receivable	-	189	-	2,223	24,212	97,060	95,583	5,634	32,152	-	257,053
Inventories	-	-	-	-	-	-	-	-	5,434	-	5,434
Dividends and interest on capital	-	-	-	16,435	-	-	14,986	-	-	-	31,421
Related parties	-	20	-	104,471	50,802	24	16,977	50	-	-	172,344
	-	-	-	-	-	-	-	-	-	-	-
Non-current	-	-	-	-	-	-	-	-	-	-	-
Trade accounts receivable	2,523,072	112,330	-	88,615	-	-	-	-	-	-	2,724,017
Related parties	-	-	-	-	-	-	-	-	-	-	-
Loan agreements	14,378	-	-	-	-	-	94	-	-	-	14,472
Total assets	2,537,450	112,539	-	211,744	75,014	97,084	127,640	5,684	37,586	2,668,701	5,873,442

Liabilities
Current
Trade payables	25	-	-	-	15	-	-	34,682	886,775	-	921,497
Accounts payable to related parties	-	-	-	-	-	-	-	-	-	-	-
Advance to export	-	-	97,165	-	670,325	-	-	-	-	-	767,490
Other payables	-	-	-	189,106	-	-	13	-	-	-	189,119
	-	-	-	-	-	-	-	-	-	-	-
Non-current	-	-	-	-	-	-	-	-	-	-	-
Trade Payables	1,527,820	6,351,905	-	918,038	-	-	-	-	-	-	8,797,763
Accounts payable to related parties	-	-	-	-	-	-	-	-	-	-	-
Advance to export	-	-	7,951,033	-	270,505	-	-	-	-	-	8,221,538
Payable notes	12,515	-	-	-	-	-	-	-	-	-	12,515
Total liabilities	1,540,360	6,351,905	8,048,198	1,107,144	940,845	-	13	34,682	886,775	-	18,909,922

										Six-month period ended June 30, 2016
	Associated companies, Jointly-controlled investment and associated companies									Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries	subsidiaries	Other	Total
Transactions
Sales of products	83,183	1,349,464	-	1,062,344	110,880	149,750	441,939	30,437	987,501	-	4,215,498
Purchases of raw materials, finished products	-	-	-	-	-	-	-	-	-	-	-
services and utilities	160,378	2,308,173	-	2,107,124	-	-	45,590	311,394	5,348,381	-	10,281,040
Financial income (expenses)	(399,819)	520,893	1,859,698	(3)	148,617	(30,941)	(11,875)	164	(104,399)	-	1,982,335
General and administrative expenses - Odeprev	-	-	-	-	-	-	-	-	-	9,378	9,378

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(c)                    Agreements executed and/or renewed with related companies

In the period ended June 30, 2017, the following agreements were signed with related companies, except for those with subsidiaries of the Company:

(i)       Sales of gasoil to Refinaria de Petróleo Riograndense (“RPR”) totaled R$26,077. The product is used as feedstock in the diesel production process.

(ii)     As from January 2017, Braskem will maintain monthly negotiations for the sale of gasoline to RPR. Sales in the period amounted to R$171,733.

(iii)   Since January 2017, Braskem has held agreements for the sale of gasoline to Petrobras Distribuidora S.A., which are renewed monthly. Sales in the period amounted to R$443,665.

(iv)   In March 2017, the Company entered into an agreement for supply of hydrous ethanol with Usina Conquista do Pontal S.A. and Agro Energia Santa Luzia S.A. Ethanol is the feedstock consumed by Braskem to produce green ethylene. The agreement is guaranteed by Odebrecht Agroindustrial Participações S.A. and Rio Claro Agroindustrial S.A.. The agreement also provides for a commercial discount and other flexibilities in the process of Braskem’s acquisition of the product. It also includes an advance of R$150,000, to be restated at market rates. The advance is guaranteed by a pledge of the sugarcane crop, its products and subproducts at net market value in an amount greater than the value of the advance, with the pledged asset insured through a policy contracted from a premium insurer and with a provision for subrogation. The agreement is valid through April 30, 2018.

(d)                    Key management personnel

	Consolidated
Income statement transactions	Jun/2017	Jun/2016
Remuneration
Short-term benefits	25,873	16,065
Post-employment benefit	219	174
Total	26,092	16,239

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

9.                       Taxes recoverable

The information on taxes recoverable was presented in the 2016 annual financial statements of the Company, in Note 11.

	Consolidated		Parent Company
	Jun/2017	Dec/2016	Jun/2017	Dec/2016

Parent Company and subsidiaries in Brazil
IPI	26,525	38,909	24,392	37,859
Value-added tax on sales and services (ICMS) - normal operations	523,473	495,339	441,579	420,625
ICMS - credits from PP&E	126,132	125,145	119,355	118,984
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	26,740	32,823	23,492	28,386
PIS and COFINS - credits from PP&E	246,208	253,503	235,438	242,475
Income tax and social contribution (IR and CSL)	658,765	605,058	585,008	487,079
REINTEGRA program	66,618	53,129	62,145	51,414
Federal supervenience	161,494	155,533	157,358	151,798
Other	8,808	1,046	6,114	2,694
	-	-	-	-
Foreign subsidiaries	-	-	-	-
Value-added tax	249,219	132,152	-	-
Income tax (IR)	233,125	19,103	-	-
Other	5,499	2,628	-	-
Total	2,332,606	1,914,368	1,654,881	1,541,314

Current assets	1,184,187	826,015	604,666	543,275
Non-current assets	1,148,419	1,088,353	1,050,215	998,039
Total	2,332,606	1,914,368	1,654,881	1,541,314

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

10.                   Investments

The information related to investments was presented in the Company’s 2016 annual financial statements, in Note 12.

(a)                    Information on investments

		Interest
		in total and voting	Adjusted net profit (loss)		Adjusted
		capital (%) - 6/30/2017	for the year		equity
		Direct and indirect	Jun/2017	Jun/2016	Jun/2017	Dec/2016

Subsidiaries
Braskem Alemanha	#	100.00	464,212	974,099	3,435,609	2,883,238
Braskem America	#	100.00	425,256	795,115	3,084,043	2,582,061
Braskem America Finance	#	100.00	334	210	(6,335)	(6,573)
Braskem Argentina	#	100.00	6,511	1,495	30,601	24,090
Braskem Austria	#	100.00	(201)	(96)	4,362	4,170
Braskem Chile	#	100.00	1,929	888	16,615	14,685
Braskem Holanda	#	100.00	1,419,289	885,846	3,331,438	1,320,056
Braskem Holanda Finance	#	100.00	(6)	(10)	(32)	(25)
Braskem Holanda Inc	#	100.00	869	1,221	3,088	2,150
Braskem Finance	#	100.00	(7,143)	52,426	(99,509)	(92,365)
Braskem Idesa	#	75.00	637,085	(640,440)	(2,823,392)	(4,071,517)
Braskem Idesa Serviços	#	75.00	33,111	1,891	91,597	9,241
Braskem Inc.	#	100.00	(24,691)	(66,242)	259,218	283,909
Braskem México	#	100.00	(19,804)	17,616	179,811	173,590
Braskem México Sofom	#	100.00	2,319	1,842	11,873	8,667
Braskem México Serviços	#	100.00	1,350	371	3,582	1,952
Braskem Petroquímica	#	100.00	96,417	127,598	2,178,318	2,081,901
Lantana	#	100.00	(13)	187	(888)	(874)
	#	-	-	-	-	-
Jointly-controlled investment	#	-	-	-	-	-
RPR	#	33.20	52,868	36,931	179,547	175,896
Odebrecht Comercializadora de Energia S.A. ("OCE")	#	20.00	74	(207)	5,796	5,721
	#	-	-	-	-	-
Associates	#	-	-	-	-	-
Borealis	#	20.00	12,082	796	179,927	162,629

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(b)                    Changes in investments – Parent Company

	Subsidiaries and jointly-controlled investment
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total

Balance at December 31, 2016	2,191,179	1,908,823	32,527	4,132,529
Equity of investments	-	-	-	-
Effect of results	113,986	1,409,307	5,252	1,528,545
Adjustment of profit in inventories	4,715	61,343	-	66,058
Goodwill amortization	(14,497)	-	-	(14,497)
Equity valuation adjustments	3,762	798,622	-	802,384
Currency translation adjustments	-	(175,118)	-	(175,118)
Capital increase	-	-	511	511
Provision for loss	-	-	(511)	(511)
Dividends and interest on equity	(20,101)	-	(1,793)	(21,894)
Balance at June 30, 2017	2,279,044	4,002,977	35,986	6,318,007

(c)                    Equity accounting results

		Parent company
	Jun/2017	Jun/2016

Equity in results of subsidiaries, associate and jointly-controlled	1,594,603	1,029,899
Amortization of fair value adjustment	(14,497)	(15,960)
(Provision) reversal to subsidiaries with short-term liabilities	(6,745)	52,427
Dividends received	-	364
	1,573,361	1,066,730

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(d)                    Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which it holds non-controlling interest and the effects on the Company’s consolidated statements.

Balance sheet
	Consolidated Braskem Ex consolidated Braskem Idesa				Braskem Idesa consolidated (i)				Eliminations				Consolidated
Assets	Jun/2017		Dec/2016		Jun/2017		Dec/2016		Jun/2017		Dec/2016		Jun/2017		Dec/2016

Curent
Cash and cash equivalents	5,417,658	#	6,500,265	-	293,792	#	201,600	-	-	#	-	#	5,711,450	#	6,701,865
Financial investments	2,677,819	#	1,190,483	-	-	#	-	-	-	#	-	#	2,677,819	#	1,190,483
Trade accounts receivable	2,047,055	#	1,455,893	-	501,111	#	247,465	-	(87,652)	#	(69,221)	#	2,460,514	#	1,634,137
Inventories	5,520,262	#	4,862,571	-	387,417	#	375,443	-	-	#	-	#	5,907,679	#	5,238,014
Taxes recoverable	1,095,362	#	710,982	-	88,825	#	115,033	-	-	#	-	#	1,184,187	#	826,015
Other receivables	467,541	#	278,865	-	68,690	#	27,169	-	-	#	-	#	536,231	#	306,034
		#		-		#		-		#		#		#
	17,225,697	#	14,999,059	-	1,339,835	#	966,710	-	(87,652)	#	(69,221)	#	18,477,880	#	15,896,548
		#		-		#		-		#		#		#
Non-current assets held for sale	-	#	359,704	-	-	#	-	-	-	#	-	#	-	#	359,704
		#		-		#		-		#		#		#
	17,225,697	#	15,358,763	-	1,339,835	#	966,710	-	(87,652)	#	(69,221)	#	18,477,880	#	16,256,252
		#		-		#		-		#		#		#
Non-current		#		-		#		-		#		#		#
Taxes recoverable	1,148,362	#	1,088,304	-	57	#	49	-	-	#	-	#	1,148,419	#	1,088,353
Deferred tax	133,746	#	189,613	-	892,582	#	1,463,502	-	-	#	-	#	1,026,328	#	1,653,115
Related parties	4,917,597	#	4,690,672	-	-	#	-	(ii)	(4,917,597)	#	(4,690,672)	#	-	#	-
Other receivables	650,855	#	648,511	-	34,656	#	29,823	-	-	#	-	#	685,511	#	678,334
Property, plant and equipment	18,553,724	#	18,814,175	-	12,622,298	#	11,171,400	(iii)	(727,940)	#	(648,865)	#	30,448,082	#	29,336,710
Intangible	2,621,169	#	2,667,708	-	164,742	#	141,379	-	-	#	-	#	2,785,911	#	2,809,087
		#		-		#		-		#		#		#
	28,025,453	#	28,098,983	-	13,714,335	#	12,806,153	-	(5,645,537)	#	(5,339,537)	#	36,094,251	#	35,565,599
		#		-		#		-		#		#		#
Total assets	45,251,150	#	43,457,746	-	15,054,170	#	13,772,863	-	(5,733,189)	#	(5,408,758)	#	54,572,131	#	51,821,851
		#		-		#		-		#		#		#
Liabilities and shareholders' equity		#		-		#		-		#		#		#
Current		#		-		#		-		#		#		#
Trade payables	5,100,510	#	6,335,452	-	244,835	#	278,905	-	(87,652)	#	(69,221)	#	5,257,693	#	6,545,136
Borrowings	4,216,322	#	2,594,463	-	-	#	-	-	-	#	-	#	4,216,322	#	2,594,463
Braskem Idesa Borrowings	-	#	-	-	10,195,823	#	10,437,791	-	-	#	-	#	10,195,823	#	10,437,791
Payroll and related charges	460,983	#	540,405	-	15,984	#	22,050	-	-	#	-	#	476,967	#	562,455
Taxes payable	935,411	#	611,231	-	12,269	#	12,849	-	-	#	-	#	947,680	#	624,080
Other payables	1,460,900	#	2,053,031	-	79,099	#	125,955	-	-	#	-	#	1,539,999	#	2,178,986
		#		-		#		-		#		#		#
	12,174,126	#	12,134,582	-	10,548,010	#	10,877,550	-	(87,652)	#	(69,221)	#	22,634,484	#	22,942,911
		#		-		#		-		#		#		#
Non-current liabilities held for sale	-	#	95,396	-	-	#	-	-	-	#	-	#	-	#	95,396
		#		-		#		-		#		#		#
	12,174,126	#	12,229,978	-	10,548,010	#	10,877,550	-	(87,652)	#	(69,221)	#	22,634,484	#	23,038,307
		#		-		#		-		#		#		#
		#		-		#		-		#		#		#
Non-current		#		-		#		-		#		#		#
Loan agreements	19,385,947	#	20,736,604	-	-	#	-	-	-	#	-	#	19,385,947	#	20,736,604
Braskem Idesa Borrowings	-	#	-	-	-	#	-	-	-	#	-	#	-	#	-
Accounts payable to related parties	-	#	-	-	4,869,590	#	4,698,881	(ii)	(4,869,590)	#	(4,698,881)	#	-	#	-
Loan agreement Etileno XXI project	-	#	-	(v)	1,679,492	#	1,620,519	-	-	#	-	#	1,679,492	#	1,620,519
Provision for losses on subsidiaries	2,117,544	#	3,053,637	-	-	#	-	(iv)	(2,117,544)	#	(3,053,637)	#	-	#	-
Other payables	5,127,670	#	4,698,937	-	4,523	#	6,774	-	-	#	-	#	5,132,193	#	4,705,711
		#		-		#		-		#		#		#
	26,631,161	#	28,489,178	-	6,553,605	#	6,326,174	-	(6,987,134)	#	(7,752,518)	#	26,197,632	#	27,062,834
		#		-		#		-		#		#		#
Shareholders' equity		#		-		#		-		#		#		#
Attributable to the Company's shareholders	6,445,863	#	2,738,590	-	(2,047,445)	#	(3,430,861)	-	2,047,445	#	3,430,861	#	6,445,863	#	2,738,590
Non-controlling interest in Braskem Idesa	-	#	-	-	-	#	-	-	(705,848)	#	(1,017,880)	#	(705,848)	#	(1,017,880)
		#		-		#		-		#		#		#
	6,445,863	#	2,738,590	-	(2,047,445)	#	(3,430,861)	-	1,341,597	#	2,412,981	#	5,740,015	#	1,720,710
		#		-		#		-		#		#		#
Total liabilities and shareholders' equity	45,251,150	#	43,457,746	-	15,054,170	#	13,772,863	-	(5,733,189)	#	(5,408,758)	#	54,572,131	#	51,821,851

(i)         Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)       Loan from Braskem Holanda as part of shareholders’ contribution to Braskem Idesa’s project.

(iii)      Adjustment corresponding to the capitalization of a portion of financial charges of the loan mentioned above.

(iv)      Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)       Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

Statement of operations
	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Jun/2017	Jun/2016	Jun/2017	Jun/2016	Jun/2017	Jun/2016	Jun/2017	Jun/2016
Continued operations								Restated
Net sales revenue	22,879,823	23,370,965	1,857,606	318,476	(267,271)	(52,909)	24,470,158	23,636,532
Cost of products sold	(17,126,516)	(16,851,407)	(1,038,061)	(259,479)	273,587	36,687	(17,890,990)	(17,074,199)

	5,753,307	6,519,558	819,545	58,997	6,316	(16,222)	6,579,168	6,562,333

Income (expenses)
Selling and distribution	(619,997)	(604,596)	(84,589)	(44,048)	-	-	(704,586)	(648,644)
General and administrative	(575,857)	(521,977)	(61,369)	(88,759)	14,842	24,112	(622,384)	(586,624)
Research and development	(72,145)	(82,628)	-	-	-	-	(72,145)	(82,628)
Results from equity investments	500,665	(466,953)	-	-	(477,814)	480,330	22,851	13,377
Other income (expenses), net	35,910	(349,243)	(19,103)	(14,262)	-	-	16,807	(363,505)

	5,021,883	4,494,161	654,484	(88,072)	(456,656)	488,220	5,219,711	4,894,309

Financial results
Financial expenses	(1,293,569)	(1,519,787)	(494,436)	(200,265)	131,918	27,893	(1,656,087)	(1,692,159)
Financial income	445,771	497,102	2,677	1,876	(131,918)	(123,223)	316,530	375,755
Exchange rate variations, net	(446,018)	(1,642,834)	778,735	(510,952)	(56,113)	91,094	276,604	(2,062,692)

	(1,293,816)	(2,665,519)	286,976	(709,341)	(56,113)	(4,236)	(1,062,953)	(3,379,096)

Profit before income tax
and social contribution	3,728,067	1,828,642	941,460	(797,413)	(512,769)	483,984	4,156,758	1,515,213

IR and CSL - current and deferred	(839,543)	(616,545)	(269,420)	153,320	-	-	(1,108,963)	(463,225)

Profit for the period of continued operations	2,888,524	1,212,097	672,040	(644,093)	(512,769)	483,984	3,047,795	1,051,988

Discontinued operations results
Profit from discontinued operations	13,499	27,200	-	-	-	-	13,499	27,200
IR and CSL - current and deferred	(4,623)	(8,927)	-	-	-	-	(4,623)	(8,927)
	8,876	18,273	-	-	-	-	8,876	18,273

Profit for the period	2,897,400	1,230,370	672,040	(644,093)	(512,769)	483,984	3,056,671	1,070,261

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Jun/2017	Jun/2016	Jun/2017	Jun/2016	Jun/2017	Jun/2016	Jun/2017	Jun/2016
								Restated
Profit before income tax and social contribution and for the result with discontinued operations	3,728,067	1,855,842	941,460	(797,413)	(512,769)	483,984	4,156,758	1,542,413
	-	-	-	-	-	-	-	-
Adjustments for reconciliation of profit (loss)	-	-	-	-	-	-	-	-
Depreciation, amortization and depletion	1,091,056	1,192,158	354,304	59,707	(21,158)	(7,890)	1,424,202	1,243,975
Results from equity investments	(500,665)	466,953	-	-	477,814	(480,330)	(22,851)	(13,377)
Interest and monetary and exchange variations, net	1,360,610	721,003	(124,505)	206,470	56,113	4,236	1,292,218	931,709
Gain from divestment in subsidiary	(276,816)	-	-	-	-	-	(276,816)	-
Provision for losses and write-offs of long-lived assets	25,402	12,936	328	23	-	-	25,730	12,959

	5,427,654	4,248,892	1,171,587	(531,213)	-	-	6,599,241	3,717,679

Changes in operating working capital	-	-	-	-	-	-	-	-
Held-for-trading financial investments	(1,430,383)	(466,498)	-	-	-	-	(1,430,383)	(466,498)
Trade accounts receivable	(585,091)	741,723	(253,646)	(27,197)	18,431	18,130	(820,306)	732,656
Inventories	(644,312)	417,859	(19,543)	(43,913)	-	-	(663,855)	373,946
Taxes recoverable	156,471	626,156	27,569	60,621	-	-	184,040	686,777
Prepaid expenses	(73,496)	23,420	(29,201)	(15,498)	-	-	(102,697)	7,922
Other receivables	(15,035)	(17,521)	(31,640)	(7,886)	-	-	(46,675)	(25,407)
Trade payables	(1,293,533)	(2,141,753)	(34,070)	(204,469)	(18,431)	(18,130)	(1,346,034)	(2,364,352)
Taxes payable	(21,779)	(267,212)	(155,434)	257,397	-	-	(177,213)	(9,815)
Advances from customers	(63,951)	(47,760)	(7,767)	612	-	-	(71,718)	(47,148)
Leniency agreement	(607,358)	-	-	-	-	-	(607,358)	-
Other payables	(280,448)	(333,998)	50,617	159,868	-	-	(229,831)	(174,130)

Cash from operations	568,739	2,783,308	718,472	(351,678)	-	-	1,287,211	2,431,630

Interest paid	(777,700)	(663,335)	(247,242)	(275,633)	-	-	(1,024,942)	(938,968)
Income tax and social contribution paid	(600,908)	(668,126)	(1,370)	-	-	-	(602,278)	(668,126)

Net cash generated by operating activities	(809,869)	1,451,847	469,860	(627,311)	-	-	(340,009)	824,536

Proceeds from the sale of fixed assets	450,000	-	-	-	-	-	450,000	-
Acquisitions to property, plant and equipment and intangible assets	(701,863)	(910,625)	(62,971)	(322,521)	-	-	(764,834)	(1,233,146)
Other investiments	1,468	38,467	-	-	-	-	1,468	38,467

Net cash used in investing activities	(250,395)	(872,158)	(62,971)	(322,521)	-	-	(313,366)	(1,194,679)

Short-term and long-term debt	-	-	-	-	-	-	-	-
Obtained	1,486,963	1,937,284	-	-	-	-	1,486,963	1,937,284
Payments	(1,513,356)	(1,865,492)	-	-	-	-	(1,513,356)	(1,865,492)
Braskem Idesa borrowings	-	-	-	-	-	-	-	-
Obtained	-	-	187,959	153,126	-	-	187,959	153,126
Payments	-	-	(448,525)	(227,201)	-	-	(448,525)	(227,201)
Related parties	-	-	-	-	-	-	-	-
Obtained loans (payment of loans )	20,637	(925,183)	(20,637)	925,183	-	-	-	-
Dividends paid	(41)	(998,982)	-	-	-	-	(41)	(998,982)

Net provided (used) in financing activities	(5,797)	(1,852,373)	(281,203)	851,108	-	-	(287,000)	(1,001,265)

Exchange variation on cash of foreign subsidiaries	(16,546)	539,202	(33,493)	29,578	-	-	(50,039)	568,780

Increase (decrease) in cash and cash equivalents	(1,082,607)	(733,482)	92,193	(69,146)	-	-	(990,414)	(802,628)

Represented by
Cash and cash equivalents at the beginning for the period	6,500,265	6,908,623	201,599	134,639	-	-	6,701,864	7,043,262
Cash and cash equivalents at the end for the period	5,417,658	6,175,141	293,792	65,493	-	-	5,711,450	6,240,634

Increase (decrease) in cash and cash equivalents	(1,082,607)	(733,482)	92,193	(69,146)	-	-	(990,414)	(802,628)

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

11.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2016 annual financial statements, in Note 13.

	Consolidated
			Jun/2017			Dec/2016
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	481,773	-	481,773	471,655	-	471,655
Buildings and improvements	6,109,166	(1,313,069)	4,796,097	5,530,714	(1,111,642)	4,419,072
Machinery, equipment and installations	38,728,299	(17,768,071)	20,960,228	36,804,409	(16,595,497)	20,208,912
Projects and stoppage in progress	3,490,516	-	3,490,516	3,495,965	-	3,495,965
Other	1,450,691	(731,223)	719,468	1,404,759	(663,653)	741,106
Total	50,260,445	(19,812,363)	30,448,082	47,707,502	(18,370,792)	29,336,710

Capitalized charges in the six-month period ended June 30, 2017 were R$73,186 (R$298,804 on June 30, 2016).

There were no significant events or circumstances in this period that indicate the need for impairment testing on the property, plant and equipment.

12.                   Intangible assets

The information on intangible assets was presented in the 2016 annual financial statements of the Company, in Note 14.

	Consolidated
			Jun/2017	Dec/2016
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,848)	2,058,874	3,187,722	(1,128,848)	2,058,874
Trademarks and patents	361,059	(115,914)	245,145	339,512	(110,880)	228,632
Software and use rights	588,019	(384,481)	203,538	566,673	(364,336)	202,337
Contracts with customers and suppliers	780,645	(502,291)	278,354	772,888	(453,644)	319,244
Total	4,917,445	(2,131,534)	2,785,911	4,866,795	(2,057,708)	2,809,087

There were no significant events or circumstances in the period ended June 30, 2017 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2016, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

13.                   Borrowings

(a)               The information on borrowings was presented in the 2016 annual financial statements of the Company, in Note 15.

The Company has borrowings contracted from financial institutions and the capital markets that include restrictive clauses (covenants) requiring the presentation of its audited financial statements within the legal deadline (or within 120 days from the end of the fiscal year).

On the base date for the quarterly information of June 30, 2017, these clauses were not being complied with on the base date of these quarterly financial statements within de legal deadline for the following contracts. For this reason, the amounts indicated in the column “Reclassification to current liabilities” in the following table, have been reclassified to current liabilities, in compliance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the Company's creditors requested such advance payment of the obligations and that Braskem has been settling these obligations in accordance with their original maturity schedule.

Additionally, said clauses will be automatically complied with once the audited financial statements are presented, as of when said creditors will no longer be entitled to request the immediate repayment of short-term obligations, with the amounts listed in the column “Reclassification to current liabilities” in the following table from short-term to long-term.

Consolidated - Jun/2017
Local currency
Maturity	Government Agents

2018	-
2019	2,793
2020	5,255
2021	5,255
2022	5,149
2023	4,896
2024	4,896
2025	4,896
2026	4,893
2027 and thereafter	2,448
Total	40,481

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(b)               Borrowings position

				Consolidated
	Annual financial charges (%)		Jun/2017	Dec/2016
Foreign currency
Bonds	US dollar exchange variation + interest between 5.38 and 7.38		14,239,556	14,216,539
Advances on exchange contracts	US dollar exchange variation + 3.91%		1,511,401	362,779
Export prepayment	Note 13 (c)		590,378	777,801
BNDES	US dollar exchange variation + interest between 6.70 and 6.86		150,781	201,147
Export credit notes	US dollar exchange variation + interest between 7.30 and 8.10		1,190,301	1,173,127
Working capital	US dollar exchange variation + 1.77% above Libor		1,464,528	1,644,487
Transactions costs			(185,344)	(199,570)
			18,961,601	18,176,310

Current liabilities			2,848,157	1,128,524
Non-current liabilities			16,113,444	17,047,786
Total			18,961,601	18,176,310

Local currency
Export credit notes	8.00		302,652	381,632
Export credit notes	105.00 e 112.50 of CDI	(i)	1,707,898	1,717,262
BNDES	TJLP + interest between 0.00 and 3.58		1,242,629	1,527,765
BNDES	SELIC + interest between 2.32 and 2.78		560,651	602,648
BNDES	Interest between 3.50 and 7.00		241,481	288,486
BNB/ FINEP/ FUNDES	6.21		524,486	580,647
FINAME	TJLP + 1.90		1,680	1,850
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50		44,510	46,991
Other	CDI + 0.04		24,400	19,321
Transactions costs			(9,719)	(11,845)
			4,640,668	5,154,757

Current liabilities			1,368,165	1,465,938
Non-current liabilities			3,272,503	3,688,819
Total			4,640,668	5,154,757

Foreign currency and local currency
Current liabilities			4,216,322	2,594,462
Non-current liabilities			19,385,947	20,736,605
Total			23,602,269	23,331,067

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 15.2.1 (a.ii)).

		Parent company
	Jun/2017	Dec/2016
Foreign currency
Current liabilities	2,041,884	651,471
Non-current liabilities	2,358,978	2,774,213
	4,400,862	3,425,684
Local currency
Current liabilities	1,327,684	1,465,938
Non-current liabilities	3,312,984	3,688,819
	4,640,668	5,154,757

Foreign currency and local currency
Current liabilities	3,369,568	2,117,409
Non-current liabilities	5,671,962	6,463,032
Total	9,041,530	8,580,441

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(c)               Export prepayments

	Initial amount
	of the transaction			Consolidated
Issue date	(US$)	Maturity	Charges (% per year)	Jun/2017	Dec/2016
Jan-2013	200,000	Nov-2022	US dollar exchange variation + semiannual Libor + 1.10	364,691	391,923
May-2016	50,000	May-2017	US dollar exchange variation + quarterly Libor + 3.25	-	163,564
Dec-2016	68,000	Nov-2019	US dollar exchange variation + quarterly Libor + 2.60	225,687	222,314
Total	318,000			590,378	777,801

(d)               Payment schedule

The payment schedule below shows the original long-term maturities, not including the reclassification to current liabilities arising from the breach of contractual covenants related to the presentation of audited financial statements within the legal term (Note 13(a)).

The maturity profile of amounts maturing in the long-term is as follows:

		Consolidated
	Jun/2017	Dec/2016

2018	1,015,015	2,379,757
2019	3,138,233	3,310,384
2020	2,479,107	2,442,493
2021	3,724,233	3,667,632
2022	1,771,643	1,745,936
2023	13,760	13,772
2024	2,497,899	2,461,086
2025	3,827	3,839
2026	1,379	1,391
2027 and thereafter	4,781,332	4,710,315
Total	19,426,428	20,736,605

(e)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Jun/2017	guaranteed	Guarantees

BNB	Dec-2022	122,222	122,222	Mortgage of plants, pledge of machinery and equipment
BNB	Aug-2024	202,649	202,649	Bank surety
BNDES	Jan-2022	2,195,542	2,195,542	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	Jun-2020	95,843	95,843	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	Jul-2024	103,772	103,772	Bank surety
FINAME	Feb-2022	1,680	1,680	Pledge of equipment
Total		2,721,708	2,721,708

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

14.                   Braskem Idesa borrowings

The information on Braskem Idesa borrowings was presented in the 2016 annual financial statements in Note 16.

	Initial value
	of operation					Consolidated
Identification	US$		Maturity	Charges (% per year)	Jun/2017	Dec/2016

Project finance		(i)
Project finance I	700,000		Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,242,709	2,274,754
Project finance II	189,996		Feb-2027	Us dollar exchange variation + 6.17	642,356	663,856
Project finance III	600,000		Feb-2029	Us dollar exchange variation + 4.33	1,866,837	1,911,857
Project finance IV	680,004		Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,067,783	2,111,234
Project finance V	400,000		Feb-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,246,933	1,276,449
Project finance VI	89,994		Feb-2029	Us dollar exchange variation + quarterly Libor + 2.73	279,729	286,480
Project finance VII	533,095		Feb-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,661,814	1,701,229
Transactions costs	-				(110,906)	(104,157)
Total	3,193,089				9,897,255	10,121,702

Other borrowings
VAT borrowings		(ii)	Nov-2029	2.00% above TIIE (*)	-	13,500
Borrowings for working capital			Aug-2017	Us dollar exchange variation + quarterly Libor + 3.18	298,568	302,589
					298,568	316,089

					10,195,823	10,437,791

Current liabilities					10,195,823	10,437,791
Total					10,195,823	10,437,791

(*) TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

(i)    Financing without resource or with resource limited to shareholders.

(ii)   Financing obtained in Mexican peso and paid exclusively with IVA refund, settled in January 2017.

This kind of Project finance includes restrictive contractual clauses (covenants), among others, that require the presentation of the audited financial statements within the legal deadline (or within 120 days from the end of the fiscal year).

At the reporting date for the quarterly information as of June 30, 2017, these clauses were not being complied with on the base date of these quarterly financial statements within the legal term, as well as other obligations customary in contracts of this nature. In this sense, the entire balance of non-current liabilities, in the amount of R$9,146,643, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the its creditors has requested said immediate repayment of obligations and Braskem Idesa has been settling this obligation in accordance with its original maturity schedule.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

Additionally, Braskem Idesa has already entered into agreements with its creditors to obtain approvals for said contractual breach in order to return the entire amount reclassified from current liabilities to non-current liabilities.

The payment schedule below shows the original long-term maturities, excluding the reclassification to current liabilities arising from the breach of contractual covenants mentioned previously.

	Jun/2017	Dec/2016

2018	361,079	709,793
2019	736,980	736,885
2020	864,851	864,149
2021	988,253	986,914
2022	823,285	822,235
2023	1,090,310	1,088,155
2024	1,179,751	1,177,017
2025	1,179,390	1,176,346
2026	1,038,472	1,035,586
2027 and thereafter	884,272	894,606
Total	9,146,643	9,491,686

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

15.                   Financial instruments

The information related to financial instruments was presented in the 2016 financial statements of the Company, in Note 17.

15.1.             Non-derivative financial instruments and leniency agreement (Note 19.3) – consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Jun/2017	Dec/2016	Jun/2017	Dec/2016

Cash and cash equivalents	4
Cash and banks				2,567,561	2,178,611	2,567,561	2,178,611
Financial investments in Brazil		Loans and receivables		1,743,939	2,914,685	1,743,939	2,914,685
Financial investments abroad		Held-for-trading	Level 2	1,399,950	1,608,568	1,399,950	1,608,568
				5,711,450	6,701,864	5,711,450	6,701,864

Financial investments	5
Letras financeiras do tesouro - LFT		Held-for-trading	Level 2	2,236,755	755,712	2,236,755	755,712
Time deposit investments		Loans and receivables	Level 2	440,568	434,015	440,568	434,015
Other		Held-to-maturity	Level 2	496	756	496	756
				2,677,819	1,190,483	2,677,819	1,190,483

Trade accounts receivable	6			2,523,211	1,704,373	2,523,211	1,704,373

Trade payables				5,530,604	6,746,822	5,530,604	6,746,822

Borrowings	13
Foreign currency - Bond			Level 1	14,239,556	14,216,539	15,039,361	12,509,981
Foreign currency - other borrowings				4,907,389	4,159,341	4,907,389	4,159,341
Local currency				4,650,387	5,166,602	4,650,387	5,166,602
				23,797,332	23,542,482	24,597,137	21,835,924

Braskem Idesa borrowings	14			10,306,729	10,541,948	10,306,729	10,541,948

Loan ton non-controlling shareholder of Braskem Idesa				1,679,492	1,620,519	1,679,492	1,620,519

Leniency agreement	19.3			2,314,344	2,853,230	2,314,344	2,853,230

Other payables (BNDESPAR)				-	176,846	-	176,846

15.2.             Derivative financial instruments designated and not designated for hedge accounting

15.2.1    Changes

							Net			Net
			Operation characteristics				(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated		Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)		Dec/2016	fair value	settlement	Jun/2017

Hedge accounting transactions
Dollar put option	15.2.1 (a.i)	Level 2	Real	Dollar	-	0	(4,184)	5,139	-	955
Exchange swap	15.2.1 (a.ii)	Level 2	CDI	Dollar + Interests	533,134		857,099	14,484	(9,148)	862,435
Interest rate swaps		Level 2	Libor	Fixed rates	302,399		(266)	(1,316)	5,207	3,625
					835,533		852,649	18,307	(3,941)	867,015

Derivatives operations
Current assets							(8,387)			-
Non-current assets							(29,308)			(14,820)
Current liabilities							29,042			41,350
Non-current liabilities							861,302			840,485
							852,649			867,015

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(a)       Operations designated for hedge accounting

(a.i)     U.S. dollar Put Options

In September 2016, Braskem launched a recurring currency hedge program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar (such as electricity, payroll, etc.).

As of June 30, 2017, Braskem held a total notional value of put options of R$3,258, with a maximum term of 18 months and average strike price of 2.97 R$/US$. Braskem also held a total notional value of short positions in call option contracts in the amount of R$2,261. The average strike price of the short position in call options was R$4.28.

This type of strategy involving options, called Collar, offers protection in the event the Brazilian real appreciates while simultaneously enabling the capture of competitiveness gains in the event of currency depreciation, until limited to the strike price of the options.

Such operations were designed for the hedge accounting of cash flows as from January 1, 2017, and seek to hedge future dollar-denominated revenues with maturities in months coinciding with the maturity of the derivatives.

(a.ii)    Swaps related to export credit notes (NCE)

Identification			Maturity
		Hedge		Fair value
	Nominal value	Financial charges for year		Jun/2017	Dec/2016
Swap NCE I to III	400,000	Exchange variation + 6.15%	Aug-2019	439,611	438,201
Swap NCE IV to VII	450,000	Exchange variation + 4.93% to 7.90%	Apr-2019	422,824	418,898
Total	850,000			862,435	857,099

Derivatives operations
Current assets				-	(4,203)
Current liabilities				21,950	-
Non-Current liabilities				840,485	861,302
Total				862,435	857,099

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

15.3.             Non-derivative liabilities designated for export hedge accounting

(a.i)        Future exports in U.S. dollars

On June 30, 2017, exports that were designated and not yet realized are shown below:

Total nominal value
US$

2017	420,273
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,854
5,508,373

The following table shows the changes in financial instruments designated for this hedge in the period:

				US$
		Sales in	Hedge
	Dec/2016	the year	discontinued	Jun/2017

Designated balance	5,917,784	(409,412)	(609,598)	4,898,774

On June 30, 2017, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2017	889,595
2018	772,104
2019	449,736
2020	570,782
2021	1,017,703
2022	510,000
2024	688,854
4,898,774

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

Considering the strong cash generation in recent quarters, the Management of the Company believed it was appropriate to advance the payment of dollar-denominated obligations, including liabilities designated for this hedge. As a result of the decision, the amount of US$609,598 was discontinued prospectively. Exchange variation on the discontinued amount, of R$771,222, which is recorded under Shareholders' Equity as “Other comprehensive income” (“OCI”) will be taken to net financial income (expenses) as of July 2017, as the hedged exports are realized.

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued - Third quarter 2017	207,273	2.0017	3.3302	275,362
Hedge descontinued - Fourth quarter 2017	213,000	2.0017	3.1684	248,507
Hedge descontinued - First quarter 2018	189,325	2.0017	3.3082	247,353
	609,598			771,222

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge for the six-month period ended June 30, 2017:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	MXN/US$	MXN/US$	value

First quarter	201,277	2.0017	3.2400	249,241
Second quarter	208,135	2.0017	3.2015	249,721
	409,412			498,962

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2016	(7,439,927)	2,529,575	(4,910,352)

Exchange variation recorded in the period on OCI / IR and CSL	(230,507)	78,372	(152,135)

Exchange variation transferred to profit or loss / IR and CSL	498,962	(169,647)	329,315

At June 30, 2017	(7,171,472)	2,438,300	(4,733,172)

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On June 30, 2017, sales designated and not yet realized are as follows:

Nominal value
US$

2017	106,182
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
3,048,244

            The following table shows the changes in financial instruments designated for these hedge operations in the period:

				US$
		Sales in	Hedge
	Dec/2016	the year	discontinued	Jun/2017

Designated balance	3,125,315	(77,070)	(12,091)	3,036,154

On June 30, 2017, the maturities of financial liabilities designated were distributed as follows:

Nominal value
US$

2017	105,992
2018	221,390
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,788
2025	357,221
2026	308,650
2027	150,419
2028	124,348
2029	26,312
3,036,154

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

The following table provides the balance of exchange variation of the discontinued amount, net of realization already occurred, on June 30, 2017, which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge descontinued	12,091	13.4541	17.9915	54,860	10,039
				54,860	10,039

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the six-month period ended June 30, 2017:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	29,174	13.6650	20.0871	187,361	30,918
Second quarter	47,896	13.6560	18.5659	235,167	42,992
	77,070			422,528	73,910

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2016	(4,182,052)	1,255,350	(2,926,702)

Exchange variation recorded in the period on OCI / IR	1,403,603	(421,081)	982,522

Exchange variation transferred to profit or loss / IR	73,910	(22,173)	51,737

At June 30, 2017	(2,704,539)	812,096	(1,892,443)

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

15.4.             Credit quality of financial assets

(a)                    Trade accounts receivable

On June 30, 2017, the credit ratings for the domestic market were as follows:

				(%)
			Jun/2017	Dec/2016
1	Minimum risk		12.58	8.92
2	Low risk		38.61	39.98
3	Moderate risk		25.63	30.51
4	High risk		18.60	16.48
5	Very high risk	(i)	4.58	4.11

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators

	Last 12 months
	Domestic	Export
	Market	Market
June 30, 2017	0.49%	0.08%
December 31, 2016	0.18%	0.04%
June 30, 2016	0.27%	0.10%

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

		Jun/2017	Dec/2016
Financial assets with risk assessment
AAA		4,288,374	3,871,105
AA+		3,362	241,359
AA		60,023	5,370
AA-		638,249	654,232
A+		1,601,138	2,426,078
A		1,521,426	364,198
A-		147,455	209,175
BBB+		3,060	116,987
BBB		122,538	-
		8,385,625	7,888,504

Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	3,644	3,843
		3,644	3,843

Total		8,389,269	7,892,347

(i)         Investments approved by the Management of the Company, as permitted by the financial policy.

15.5.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On June 30, 2017, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(b)                    Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from June 30, 2017, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$28,144 for the NCE exchange rate swap (Note 15.2.1(a.ii)) and at US$2,489 for put and call options (Note 15.2.1(a.i)) and null for the swap of Libor related to Braskem Idesa’s project.

(c)                    Selection of scenarios

(c.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of June 30, 2017. According to the Market Readout, at the end of 2017, the U.S. dollar will appreciate by 1.2% against the Brazilian real, compared to the closing PTAX rate at June 30, 2017, while the Selic rate will be 8.5% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is a decrease of 0.50% from the current rate of 7.0%, in line with the size of the government’s most recent decisions to increase or decrease the rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(c.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	(177,707)	(3,516,094)	(7,032,189)
BNDES	(1,905)	(37,695)	(75,391)
Working capital / structured operations	(33,544)	(663,707)	(1,327,415)
Export prepayments	(7,331)	(145,053)	(290,107)
Braskem Idesa borrowings	(128,827)	(2,548,956)	(5,097,911)
Financial investments abroad	(19,097)	(377,850)	(755,700)
Swaps	(21,787)	(431,094)	(840,350)
Dollar put option	(1,852)	(25,013)	(77,752)
Financial investments abroad	36,103	714,331	1,428,662

Selic interest rate
BNDES	33,842	(52,500)	(108,648)

Libor floating interest rate
Working capital / structured operations	(643)	(3,217)	(6,433)
Export prepayments	(2,251)	(11,254)	(22,508)
Swaps	2,060	10,233	20,300

CDI interest rate
Swaps NCE	32,076	(48,179)	(97,805)
Swaps NCA	60,205	(94,454)	(196,790)
Financial investments in local currency	(30,308)	43,974	87,479

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	6.5%	7.5%	8.0%

TJLP interest rate
BNDES	26,540	(26,993)	(54,443)
Other government agents	37	(37)	(75)

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

16.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2016 annual financial statements, in Note 18.

		Consolidated		Parent company
	Jun/2017	Dec/2016	Jun/2017	Dec/2016
Brazil
IPI	65,110	59,323	61,715	57,191
IR and CSL	219,653	222,680	117,206	119,573
ICMS	211,500	182,034	200,441	173,915
PIS and COFINS	98,816	59,105	97,784	58,252
Other	50,103	62,743	29,661	38,987

Other countries
IR	214,252	46,670	-	-
Value-added tax	128,670	15,622	-	-
Total	988,104	648,177	506,807	447,918

Current liabilities	947,680	624,080	467,135	424,088
Non-current liabilities	40,424	24,097	39,672	23,830
Total	988,104	648,177	506,807	447,918

17.                   Income tax (“IR”) and social contribution (“CSL”)

The information related to income tax and social contribution was presented in the Company’s 2016 annual financial statements, in Note 20.

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Jun/2017	Jun/2016	Jun/2017	Jun/2016
		Restated		Restated
Income before IR and CSL	4,156,758	1,515,213	3,462,324	1,284,214

IR and CSL at the rate of 34%	(1,413,298)	(515,172)	(1,177,190)	(436,633)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	4,151	4,548	545,318	362,689
Tax loss and negative basis - Installment Rectification	38,403	-	-	-
Tax benefits (Sudene and PAT)	41,654	-	41,586	-
Difference of rate applicable to each country	166,406	(4,335)	-	-
Other permanent adjustments	53,721	51,734	16,486	(390)

IR and CSL on results of operations	(1,108,963)	(463,225)	(573,800)	(74,334)

Breakdown of IR and CSL:

Current IR and CSL	(363,969)	(551,597)	(85,074)	(35,354)
Deferred IR and CSL	(744,994)	88,372	(488,726)	(38,980)
Total	(1,108,963)	(463,225)	(573,800)	(74,334)

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(b)                    Breakdown of deferred income tax and social contribution

(b.i)        According to tax collection records

	Consolidado		Controladora
Assets	Jun/2017	Dec/2016	Jun/2017	Dec/2016

Tax losses (IR) and negative base (CSL)	1,864,478	2,420,376	161,295	215,413
Goodwill amortized	4,270	4,624	4,270	4,623
Exchange variations	255,357	464,947	249,746	456,816
Temporary adjustments	336,775	717,868	1,018,467	1,339,681
Business combination	192,101	191,250	89,770	89,770
	2,652,981	3,799,065	1,523,548	2,106,303

Liabilities	-	-	-	-
	-	-	-	-
Amortization of goodwill based on future profitability	783,659	767,277	696,492	680,111
Tax depreciation	919,228	867,922	840,823	792,869
Temporary adjustments	313,414	316,991	8,188	11,701
Business combination	179,353	198,381	61,390	76,959
Additional indexation PP&E	54,325	118,202	54,325	96,700
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	398,904	263,808	398,904	266,004
Other	3,506	123,892	3,516	139,500
	2,652,389	2,656,473	2,063,638	2,063,844

(b.ii)       Offset for the purpose of presentation in the balance sheet (consolidated)

	Jun/2017
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance

Assets
Braskem S.A	Brazil	1,523,548	(1,523,548)	-
Braskem Chile	Chile	90	-	90
Braskem Argentina	Argentina	4,291	-	4,291
Braskem Alemanha	Germany	25,420	-	25,420
Braskem Idesa	Mexico	892,582	-	892,582
Braskem México Serviços	Mexico	1,613	-	1,613
Braskem Petroquímica	Brazil	103,105	(103,105)	-
Braskem Petroquímica - business combination effects	Brazil	102,332	-	102,332
		2,652,981	(1,626,653)	1,026,328
Liabilities
Braskem S.A	Brazil	2,063,638	(1,523,548)	540,090
Braskem America	USA	305,228	-	305,228
Braskem Petroquímica	Brazil	165,562	(103,105)	62,457
Braskem Petroquímica - business combination effects	Brazil	117,961	-	117,961
		2,652,389	(1,626,653)	1,025,736

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

	Dec/2016
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance
Assets
Braskem S.A	Brazil	2,106,303	(2,063,844)	42,459
Braskem Argentina	Argentina	6,745	-	6,745
Braskem Alemanha	Germany	36,932	-	36,932
Braskem Chile	Chile	135	(135)	-
Braskem Idesa	Mexico	1,463,502	-	1,463,502
Braskem México Serviços	Mexico	1,994	-	1,994
Braskem Petroquímica	Brazil	81,971	(81,971)	-
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	101,483	-	101,483
		3,799,065	(2,145,950)	1,653,115

Liabilities
Braskem S.A	Brazil	2,063,844	(2,063,844)	-
Braskem America	USA	305,289	-	305,289
Braskem Chile	Chile	1,404	(135)	1,269
Braskem Petroquímica	Brazil	162,241	(81,971)	80,270
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	123,695	-	123,695
		2,656,473	(2,145,950)	510,523

(c)                    Realization of deferred income tax and social contribution

In the six-month period ended June 30, 2017, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

18.                   Sundry provisions

The information on sundry provisions was presented in the 2016 annual financial statements of the Company, in Note 22.

	Consolidated		Parent company
	Jun/2017	Dec/2016	Jun/2017	Dec/2016
Provision for customers rebates	32,123	41,475	8,508	24,167
Provision for recovery of environmental damages	229,397	254,040	206,089	228,618
Other	24,455	23,621	4,334	3,798
Total	285,975	319,136	218,931	256,583

Current liabilities	78,875	112,891	48,896	87,084
Non-current liabilities	207,100	206,245	170,035	169,499
Total	285,975	319,136	218,931	256,583

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

19.                   Contingencies

19.1.             Claims with probable loss and arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2016 annual financial statements, in Note 23.1.

	Consolidated		Parent company
	Jun/2017	Dec/2016	Jun/2017	Dec/2016
Labor claims	200,193	207,827	190,847	197,452

Tax claims
Normal operations
IR and CSL	14,044	11,462	11,782	11,462
PIS and COFINS	208,444	204,516	208,254	204,333
ICMS	44,067	39,604	44,067	39,604
Other tax claims	18,578	19,586	18,577	17,382
	285,133	275,168	282,680	272,781

Business Combination
IR and CSL	48,158	45,656	-	-
PIS and COFINS	53,947	51,052	53,947	51,052
ICMS - interstate purchases	235,859	223,071	235,859	223,071
ICMS - other	17,308	16,379	17,308	16,379
	355,272	336,158	307,114	290,502

Corporate claims	110,084	105,175	110,084	105,175
	-	-	-	-
Civil claims and other	65,200	60,909	65,201	60,909

	1,015,882	985,237	955,926	926,819

19.2.             Claims with possible losses

The amount of claims and a description of the main claims with possible losses are presented in the financial statements for fiscal year 2016, in Note 23.2.

(a)          Civil claims

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement.   On June 30, 2017, the damages claimed in the lawsuit amounted to R$140 million.

Based on the opinion of external legal counsel accompanying the case, the Management believes that the lawsuit has a possible risk of loss within an eight-year period.

No judicial deposit or other form of security was made for these suits.

(b)          Tax claims

In March 2017, the Company received a tax deficiency notice claiming that the methodology used to offset tax losses and tax loss carryforwards at Rio Polímeros failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Income Tax and Social Contribution liabilities in its merger into Braskem Qpar S/A, in August 2013. On June 30, 2017, the restated value of the taxes recorded amounted to R$247 million.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

The Company’s external legal advisors estimate that the administrative proceedings should be concluded by 2020.

Considering that the requirement to pay the tax liability has been suspended, currently no administrative, escrow or other type of guarantee deposit has been made for this proceeding.

19.3.             Reports of irregularities and global settlement with authorities

Complete information on the reports of irregularities and on the global settlement with authorities was presented in Note 23.3 to the Company’s annual financial statements for 2016.

(a)          Global Settlement with authorities

The Leniency Agreement (“Agreement”) with the Federal Prosecution Office (“MPF”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion), were definitively ratifying in the following manner:

1.      In Brazil, the Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016 and on June 6, 2017 by the Judge of the 13th Federal Court of Curitiba.

2.      The agreement with U.S. Department of Justice (“DoJ”) was confirmed by sentence by the American justice on January 26, 2017.

3.      The U.S. Securities and Exchange Commission (“SEC”) confirmed the agreement on February 28, 2017.

4.      The agreement with Swiss authorities did not require ratification to produce effect.

Of the total amount of the Global Agreement, the Company has already paid approximately R$1.3 billion in the following manner:

1.      US$94,894 (R$296,591) to DoJ on February 8, 2017;

2.      US$65,000 (R$206,460) to SEC on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Office of the Attorney General of Switzerland on June 27, 2017;

4.      R$736,445 to MPF on July 6, 2017.

The outstanding amount of approximately R$1.7 billion will be paid in the following manner:

1.      CHF64,260 to the Office of the Attorney General of Switzerland in four equal annual and successive installments of CHF16,065 due on June 30 of each year as from 2018;

2.      R$1.5 billion to MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2018. To guarantee payment of the installments coming due, Braskem offered fixed assets in an amount corresponding to one annual installment.

(b)          Reimbursement for damages and other considerations

A significant portion of the total amount of R$$2.2 billion to be paid to MPF will be made available for use in reimbursing third parties for any damages caused by the wrongdoings.

Under the Agreement, the MPF undertook to coordinate actions with other authorities or government agencies with which Braskem comes to negotiate for entering into agreements involving the facts uncovered in connection with the Agreement, the public prosecution offices of states and cities in Brazil, state-owned companies and state-controlled companies for entering into similar agreements with such organizations, including for the purpose of preventing duplicate restitution with regard to the amount paid under the Agreement.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

The Agreement does not prevent any third party from filing proceedings to seek reimbursement for any damages caused by Braskem, which could result in payments other than those provided for in the Agreement. Therefore, the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully reimburse any third parties affected by the wrongdoings, which means that the Company may be subject to the payment of damages or financial penalties other than those provided for in the Global Settlement.

With the exception of the amount mentioned above, as well as of the other non-monetary obligations imposed on the Company under the Global Settlement, it may have a material adverse effect on our business, reputation, financial condition, financial instruments and operational results, as well as on the liquidity and price of the securities of Braskem. Furthermore, the negative publicity resulting from the Global Settlement, could have a material adverse impact on our businesses, including reducing the demand for our products, our financial instruments and other effects that currently cannot be estimated or measured. In addition, other authorities with jurisdiction over our company may seek to impose additional monetary sanctions or fines or commence new investigations against us. Finally, as a result of the Global Settlement, the Company may be barred from entering into certain agreements with government authorities and may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices, including the cost of the external monitorship.

It is not possible to predict the impacts on Braskem of others investigations or of any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

(c)          Control deficiencies and Compliance Program

Based upon the investigative process and the confirmation of illicit acts, the Company identified material deficiencies within its internal controls.

A broad Compliance Program was launched in 2016 to strengthen its governance to significantly reduce the likelihood of other deviations of the same nature occur again.

A series of actions have been implemented and reported periodically.

In the period ended June 30, 2017, several compliance initiatives were completed, including:

(i)	Increase in the number of Compliance staff members for the Internal Control, Risk Management, Compliance and Internal Audit areas, with emphasis on hiring Compliance Officers for the United States and Mexico;
(ii)	Appointment and hiring of independent monitors with the DoJ and MPF;
(iii)	Approval of the following documentation: Internal Audit Directive, Corporate Credit Card Directive and Research Protocols for Ethics Line;
(iv)	Continuation of the training program, focusing on the Compliance System, applicable laws and awareness;
(v)	Definition of the corporate goal related to Compliance applicable to all company leaders;
(vi)	Approval of the Multi-Year Global Compliance Communication Plan;
(vii)	Elaboration of the Procedure for Relations with Public Agents, regulating interactions with politicians and executives of public companies;

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

(viii)   Formal and effective participation in working groups: UN Anti-Corruption and ETHOS Integrity;

(ix)      Improvement in the processes of suppliers’ registration and homologation with implementation of risk assessment and third-party integrity;

(x)        Creation of the Procedure for Payment of Commissions to Agents;

(xi)      Development of the Communication Plan, disseminating the Company's commitment to conduct Business with Ethics, Integrity and Transparency;

(xii)     Submission of the questionnaire and documentation for the Company's participation in the 2017 Pro-Ethics evaluation process, through which the effectiveness of the Compliance System is monitored;

(xiii)   Elaboration of the Ethics Line Procedure, considering the formal process of handling and treating denunciations and investigation protocols;

(xiv)   Outsourcing of the Ethics Line and improvement of the tool used to receive complaints;

(xv)     Mapping of risks and controls for the most relevant corporate processes in Brazil, USA, Mexico, Netherlands and Germany;

(xvi)   Review of corporate guiding documentation (policies, directives, procedures, etc.).

(d)          Class actions

On July 1, 2015, a putative class action lawsuit was filed against the Company and its certain of its current and former officers in the United States District Court for the Southern District of New York.  In the operative complaint, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company's stock in violation of U.S. securities laws. The Company has engaged a U.S. law firm to represent it and filed motion to dismiss on July 6, 2016.

On March 31, 2017, the judge rendered a decision on the motion to dismiss granting it in part and denying it in part. With respect to the remaining claims, the class action is now in the discovery stage.

The Company cannot foresee the outcome of this process. The Company may be named as a defendant in other legal actions. Furthermore, the Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in the securities class action and any other related actions that may arise in the future. The litigation has required significant time and dedication of the Management of the Company and is expected to continue to require such time and attention in the future.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

20.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2016 annual financial statements, in Note 26.

(a)                    Capital

									Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95	-	-	305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96	-	-	288,188,691	36.15
ADR	(i)	-	0.00%	54,996,724	15.94	-	-	54,996,724	6.90
Other		12,907,077	2.86	133,834,903	38.79	578,330	100.00	147,320,310	18.48
Total		451,668,652	100.00	343,775,864	99.64	578,330	100.00	796,022,846	99.85
Treasury shares	(ii)	-	-	1,234,758	0.36	-	-	1,234,758	0.15
Total		451,668,652	100.00	345,010,622	100.00	578,330	100.00	797,257,604	100.00

(i)    American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)   Includes 1,154,758 shares held by Braskem Petroquímica,  considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)                     Other comprehensive income - shareholders' equity

													Consolidated
	Attributed to shareholders' interest
					Defined			Foreign
	Additional		Deemed		benefit	Foreign		currency		Gain (loss)	Total
	indexation of		cost of		plans actuarial	sales	Fair value	translation		on interest	Braskem	Non-controlling
	PP&E		PP&E		Gain (loss)	hedge	of hedge	adjustment		in subsidiary	shareholders'	interest in
	(i)		(i)		(ii)	(iii)	(iii)	(iv)		(v)	interest	Braskem Idesa	Total

On December 31, 2015	217,595		17,309		(39,232)	(9,666,973)	(685,396)	1,105,391		(9,404)	(9,060,710)	(476,708)	(9,537,418)

Additional indexation
Realization	(20,635)		-		-	-	-	-		-	(20,635)	-	(20,635)
Income tax and social contribution	7,016		-		-	-	-	-		-	7,016	-	7,016
	-		-		-	-	-	-		-	-	-	-
Deemed cost of jointly-controlled investment	-		-		-	-	-	-		-	-	-	-
Realization	-		(730)		-	-	-	-		-	(730)	-	(730)
Income tax and social contribution	-		248		-	-	-	-		-	248	-	248
	-		-		-	-	-	-	#	-	-	-	-
Foreign sales hedge	-		-		-	-	-	-		-	-	-	-
Exchange rate	-		-		-	3,613,180	-	-		-	3,613,180	(273,493)	3,339,687
Transfer to result	-		-		-	777,966	-	-		-	777,966	3,574	781,540
Income tax and social contribution	-		-		-	(1,522,163)	-	-		-	(1,522,163)	82,048	(1,440,115)
	-		-		-	-	-	-		-	-	-	-
Fair value of Cash flow hedge	-		-		-	-	-	-		-	-	-	-
Change in fair value	-		-		-	-	239,487	-		-	239,487	(38,128)	201,359
Transfer to result	-		-		-	-	(14,876)	-		-	(14,876)	(6,652)	(21,528)
Income tax and social contribution	-		-		-	-	(81,741)	-		-	(81,741)	13,434	(68,307)
	-		-		-	-	-	-		-	-	-	-
Fair value of cash flow hedge from jointly-controlled	-		-		-	-	(12,765)	-		-	(12,765)	-	(12,765)
	-		-		-	-	-	-		-	-	-	-
Foreign currency translation adjustment	-		-		-	-	-	(215,975)		-	(215,975)	191,986	(23,989)

On June 30, 2016	203,976		16,827		(39,232)	(6,797,990)	(555,291)	889,416		(9,404)	(6,291,698)	(503,939)	(6,795,637)

On December 31, 2016	190,359		16,344		(43,351)	(7,105,377)	(539,518)	1,169,088		(9,404)	(6,321,859)	(548,601)	(6,870,460)

Additional indexation
Realization	(20,437)		-		-	-	-	-		-	(20,437)	-	(20,437)
Income tax and social contribution	6,949		-		-	-	-	-		-	6,949	-	6,949
	-	#	-	0	-	-	-	-		-	-	-	-
Deemed cost of jointly-controlled investment	-	#	-	0	-	-	-	-		-	-	-	-
Realization	-		(730)		-	-	-	-		-	(730)	-	(730)
Income tax and social contribution	-		248		-	-	-	-		-	248	-	248
	-		-		-	-	-	-		-	-	-	-
Foreign sales hedge	-		-		-	-	-	-		-	-	-	-
Exchange rate	-		-		-	822,195	-	-		-	822,195	350,901	1,173,096
Transfer to result	-		-		-	554,394	-	-		-	554,394	18,478	572,872
Income tax and social contribution	-		-		-	(423,715)	-	-		-	(423,715)	(110,814)	(534,529)
	-		-		-	-	-	-		-	-	-	-
Fair value of Cash flow hedge	-		-		-	-	-	-		-	-	-	-
Change in fair value	-		-		-	-	(7,979)	-		-	(7,979)	(880)	(8,859)
Transfer to result	-		-		-	-	48,227	-		-	48,227	11,799	60,026
Income tax and social contribution	-		-		-	-	(12,374)	-		-	(12,374)	(3,277)	(15,651)
	-		-		-	-	-	-		-	-	-	-
Fair value of cash flow hedge from jointly-controlled	-		-		-	-	3,762	-		-	3,762	-	3,762
	-		-		-	-	-	-		-	-	-	-
Foreign currency translation adjustment	-		-		-	-	-	(175,118)		-	(175,118)	(113,447)	(288,565)

On June 30, 2017	176,871		15,862		(43,351)	(6,152,503)	(507,882)	993,970		(9,404)	(5,526,437)	(395,841)	(5,922,278)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

21.                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Jun/2017	Jun/2016
		Restated
Profit for the period attributed to Company's shareholders
of continued operations	2,888,524	1,209,880

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,416	208,409
Preferred shares class "B"	351	360
	208,767	208,769

Distribution of 6% of unit value of common shares	273,827	273,824

Distribution of plus income, by class:
Common shares	1,366,133	412,971
Preferred shares class "A"	1,039,797	314,316
	2,405,930	727,287

Reconciliation of income available for distribution, by class (numerator):
Common shares	1,639,960	686,795
Preferred shares class "A"	1,248,213	522,725
Preferred shares class "B"	351	360
	2,888,524	1,209,880

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,775,864	343,768,220
Preferred shares class "B"	578,330	593,618
	796,022,846	796,030,490

Profit per share (in R$)
Common shares	3.6309	1.5206
Preferred shares class "A"	3.6309	1.5206
Preferred shares class "B"	0.6069	0.6065

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

22.                   Net sales revenues

	Consolidated		Parent company
	Jun/2017	Jun/2016	Jun/2017	Jun/2016
Sales revenue		Restated		Restated
Domestic market	17,004,059	15,918,691	17,892,569	16,618,288
Foreign market	11,778,506	11,430,701	4,780,739	4,882,840
	28,782,565	27,349,392	22,673,308	21,501,128
Sales and services deductions
Taxes
Domestic market	(4,158,457)	(3,476,669)	(4,284,054)	(3,586,772)
Foreign market	(15,165)	(13,456)	-	-
Costumers rebates
Domestic market	(3,415)	(21,763)	(2,780)	(21,763)
Foreign market	(24,655)	(26,699)	(140)	(837)
Sales returns
Domestic market	(61,683)	(145,720)	(61,434)	(115,842)
Foreign market	(49,032)	(28,553)	(3,401)	(10,910)
	(4,312,407)	(3,712,860)	(4,351,809)	(3,736,124)

Net sales and services revenue	24,470,158	23,636,532	18,321,499	17,765,004

23.                   Other net income (expenses)

	Note		Consolidated
		Jun/2017	Jun/2016
			Restated
Participation of members in profits and results	(i)	(174,133)	(183,872)
Expense and depreciation with hibernate plants	-	(97,724)	(100,613)
Expenses from fixed assets	-	(30,911)	(30,575)
Capital gain - sale of Quantiq	3	276,816	-
Other	-	42,759	(48,445)
		16,807	(363,505)

(i)         In the period ended June 30, 2016, the amounts related to this item were reclassified from “costs of goods sold” (R$83,363), “selling and distribution expenses” (R$3,994) and “general and administrative expenses” (R$96,515) (Note 2.5(b)).

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

24.                   Financial results

	Consolidated		Parent company
	Jun/2017	Jun/2016	Jun/2017	Jun/2016
Financial income		Restated		Restated
Interest income	286,111	352,879	264,281	297,170
Other	30,419	22,876	23,741	21,531
	316,530	375,755	288,022	318,701

Financial expenses
Interest expenses	(1,147,962)	(1,192,252)	(780,105)	(1,009,122)
Monetary variations on fiscal debts	(46,365)	(45,433)	(43,933)	(43,096)
Discounts granted	(60,255)	(54,182)	(58,310)	(45,148)
Loans transaction costs - amortization	(25,469)	(29,392)	(2,334)	(2,611)
Adjustment to present value - appropriation	(174,589)	(273,615)	(130,370)	(256,787)
Other	(201,447)	(97,285)	(92,662)	(52,475)
	(1,656,087)	(1,692,159)	(1,107,714)	(1,409,239)

Exchange rate variations, net
On financial assets	209,373	(1,010,274)	248,529	(1,613,308)
On financial liabilities	67,231	(1,052,418)	(659,932)	27,113
	276,604	(2,062,692)	(411,403)	(1,586,195)

Total	(1,062,953)	(3,379,096)	(1,231,095)	(2,676,733)

25.                   Expenses by nature and function

	Consolidated		Parent company
	Jun/2017	Jun/2016	Jun/2017	Jun/2016

Classification by nature:
Raw materials other inputs	(14,509,167)	(13,773,204)	(11,928,164)	(11,126,232)
Personnel expenses	(1,074,155)	(1,151,829)	(836,106)	(884,957)
Outsourced services	(986,094)	(965,353)	(698,126)	(681,575)
Depreciation, amortization and depletion	(1,424,202)	(1,241,299)	(921,386)	(1,030,708)
Freights	(1,011,658)	(1,008,150)	(658,909)	(735,962)
Other expenses, net	(268,022)	(615,765)	(158,750)	(411,353)
Total	(19,273,298)	(18,755,600)	(15,201,441)	(14,870,787)

Classification by function:
Cost of products sold	(17,890,990)	(17,074,199)	(14,318,463)	(13,763,940)
Selling and distribution	(704,586)	(648,644)	(449,130)	(451,556)
General and administrative	(622,384)	(586,624)	(427,875)	(348,932)
Research and development	(72,145)	(82,628)	(49,961)	(50,718)
Other income (expenses), net	16,807	(363,505)	43,988	(255,641)
Total	(19,273,298)	(18,755,600)	(15,201,441)	(14,870,787)

Braskem S.A.

Notes to the financial statements

at June 30, 2017

All amounts in thousands of reais, unless otherwise stated

26.                   Segment information

The information by segment was presented in the 2016 annual financial statements, in Note 33.

								Jun/2017
				Operating expenses
	Net	Cost of		Selling, general	Results from
	sales	products	Gross	and distribuition	equity	Other income		Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net		Braskem
Reporting segments
Basic petrochemicals	12,514,921	(10,166,902)	2,348,019	(376,465)	-	(79,907)		1,891,647
Polyolefins	9,705,309	(7,603,727)	2,101,582	(639,369)	-	(62,170)		1,400,043
Vinyls	1,457,179	(1,252,403)	204,776	(76,209)	-	(50,072)		78,495
USA and Europe	4,734,490	(3,577,997)	1,156,493	(296,192)	-	(1,545)		858,756
Mexico	1,821,095	(1,025,393)	795,702	(134,618)	-	(23,712)		637,372
Total	30,232,994	(23,626,422)	6,606,572	(1,522,853)	-	(217,406)		4,866,313

Other segments	7,220	(8,659)	(1,439)	(129)	-	(1,639)		(3,207)
Corporate unit	-	-	-	63,612	22,851	235,852	(i)	322,315

Braskem consolidated before eliminations and reclassifications	30,240,214	(23,635,081)	6,605,133	(1,459,370)	22,851	16,807		5,185,421

Eliminations and reclassifications	(5,770,056)	5,744,091	(25,965)	60,255	-	-		34,290

Total	24,470,158	(17,890,990)	6,579,168	(1,399,115)	22,851	16,807		5,219,711

								Jun/2017
				Operating expenses
	Net	Cost of		Selling, general	Results from
	sales	products	Gross	and distribuition	equity	Other income		Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net		Braskem
Reporting segments
Basic petrochemicals	12,105,795	(9,721,997)	2,383,798	(306,891)	-	(104,513)		1,972,394
Polyolefins	10,407,556	(8,183,726)	2,223,830	(619,844)	-	(78,604)		1,525,382
Vinyls	1,482,236	(1,393,112)	89,124	(108,571)	-	(15,362)		(34,809)
USA and Europe	4,832,660	(3,077,924)	1,754,736	(219,771)	-	(29,865)		1,505,100
Mexico	334,324	(263,580)	70,744	(91,797)	-	(58,781)		(79,834)
Total	29,162,571	(22,640,339)	6,522,232	(1,346,874)	-	(287,125)		4,888,233

Other segments	6,012	(86,116)	(80,104)	(48,075)	-	20,367		(107,812)
Corporate unit	-	-	-	(64,824)	13,377	(11,279)		(62,726)

Braskem consolidated before eliminations and reclassifications	29,168,583	(22,726,455)	6,442,128	(1,459,773)	13,377	(278,037)		4,717,695

Eliminations and reclassifications	(5,532,051)	5,652,256	120,205	141,877	-	(85,468)		176,614

Total	23,636,532	(17,074,199)	6,562,333	(1,317,896)	13,377	(363,505)		4,894,309

(i)    Includes gain from sale of the former “chemical distribution” segment in the amount of R$276,816 (Note 3).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.